                                               Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-66078

PROSPECTUS

                                 $1,000,000,000

                              CALPINE CORPORATION

                 Zero-Coupon Convertible Debentures Due April 30, 2021
                            ------------------------
[CALPINE LOGO]

THE SECURITIES

    The Zero-Coupon Convertible Debentures Due April 30, 2021, or the Debentures, represent Calpine Corporation's senior unsecured obligations. The Debentures are convertible into shares of our common stock, par value $.001, as described below. We will not pay interest on the Debentures unless an upward interest adjustment becomes payable. The issue price represents a yield to maturity of 0% per annum unless an upward interest adjustment becomes payable.

    An upward interest adjustment to the yield to maturity on the Debentures equivalent to 7.25% per annum may be made on April 30, 2004, 2006, 2008, 2011 or 2016. An upward interest adjustment will be made on each upward interest adjustment date if the trading price of the Debentures is less than 98% of the accreted value as of such upward interest adjustment date for 20 out of the last 30 New York Stock Exchange trading days ending 90 days prior to such upward interest adjustment date. If an upward interest adjustment is in effect for a particular semi-annual period, we will pay a portion of the upward interest adjustment as cash interest at a rate of 0.25% per annum or 0.125% per semi-annual period, of the accreted value as of the beginning of the applicable semi-annual period and the remaining interest of 7.0% per annum will be accrued and payable at the earlier of maturity or the redemption or repurchase of the Debentures. "Accreted Value" means, as of any date, the sum of the issue price of the Debentures and the accrued and unpaid interest as of such date (excluding any accrued and unpaid interest which will be paid as cash interest).

    If an upward interest adjustment is in effect during a semi-annual period, other than a semi-annual period immediately preceding an upward interest adjustment date, and the trading price of the Debentures is greater than or equal to 98% of the accreted value as of the next following interest payment date for 20 out of the last 30 NYSE trading days ending on such interest payment date, the upward interest adjustment will be adjusted downward on such interest payment date, such that, from and including such date, the Debentures will cease to accrue interest unless and until there is a subsequent upward interest adjustment. If an upward interest adjustment is in effect during a semi-annual period immediately preceding an upward interest adjustment date, a downward interest adjustment will be made on the next upward interest adjustment date if the trading price of the Debentures is greater than or equal to 98% of the accreted value as of such upward interest adjustment date for 20 out of the last 30 NYSE trading days ending 90 days prior to such upward interest adjustment date. If a downward interest adjustment is made, no upward interest adjustment may be made until the next upward interest adjustment date.

    We will not pay cash interest on the Debentures prior to maturity unless an upward interest adjustment occurs or we elect to do so following a tax event.

    On or after April 30, 2004, we may redeem for cash all or part of the Debentures at a redemption price equal to the issue price plus any accrued and unpaid interest to the redemption date. On April 30, 2002, 2004, 2006, 2008, 2011 and 2016 any holder may require us to repurchase such holder's Debentures. The initial repurchase price will be $1,000 per Debenture, but will be higher if an upward interest adjustment applies for one or more semi-annual periods. We may choose to pay the repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, except in 2016, when we may only pay the repurchase price in cash. The Debentures will mature on April 30, 2021, unless earlier redeemed or repurchased. At maturity, we will pay the accreted value of the Debentures in cash.

    The Debentures are convertible at the option of the holder into shares of our common stock at a conversion rate of 13.2714 shares of common stock per $1,000 principal amount at maturity of the Debentures, subject to adjustment upon certain events. This is equivalent to an initial conversion price of $75.35 per share of common stock based on the issue price of the Debentures.

    The Debentures are evidenced by global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC. Except as described in this prospectus, beneficial interests in the global notes will be shown on, and the transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants.

    The Debentures are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc.

THE OFFERING

    The Debentures and the common stock issuable upon conversion of the Debentures may be offered and sold from time to time pursuant to this prospectus by the holders of those securities or by their transferees, pledgees, donees or successors (all of which we refer to as selling holders).

    The securities may be sold by the selling holders directly to purchasers or through agents, underwriters or dealers. The names of any selling holders, agents, underwriters or dealers involved in the sale of the securities, and the agent's commission, dealer's purchase price or underwriter's discount, if any, will be provided in supplements to this prospectus. The selling holders will receive all of the proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any, applicable to any sale. We are responsible for the payment of all other expenses incident to the offer and sale of the securities. The selling holders and any broker-dealers, agents or underwriters that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    Calpine's common stock is traded on The New York Stock Exchange under the symbol "CPN." On October 26, 2001, the last reported sales price of the common stock on that exchange was $25.00.

    INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 17.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is November 2, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    4
RISK FACTORS................................................   17
WHERE YOU CAN FIND MORE INFORMATION.........................   18
FORWARD-LOOKING STATEMENTS..................................   19
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES.............   20
USE OF PROCEEDS.............................................   20
SELLING HOLDERS.............................................   21
PLAN OF DISTRIBUTION........................................   24
PRICE RANGE OF COMMON STOCK.................................   26
DIVIDEND POLICY.............................................   26
CAPITALIZATION..............................................   27
SECURITIES OFFERED..........................................   28
DESCRIPTION OF DEBENTURES...................................   29
DESCRIPTION OF CAPITAL STOCK................................   47
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.......   51
LEGAL MATTERS...............................................   57
INDEPENDENT AUDITORS........................................   57

                           -------------------------

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process. Under this shelf process, selling holders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling holders may offer. Each time a selling holder sells securities, the selling holders are required to provide you with a prospectus supplement containing specific information about the selling holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     The prospectus incorporates business and financial information about us that is not included in or delivered with this document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE

BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: LISA M. BODENSTEINER, ASSISTANT SECRETARY, TELEPHONE: (408) 995-5115.

     Unless we have indicated otherwise, references hereafter in this prospectus to "Calpine," "we," "us," and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries, excluding Calpine Capital Trust III, Calpine Capital Trust II and Calpine Capital Trust. On April 19, 2001, we acquired Encal Energy Ltd. ("Encal") in a merger transaction that was accounted for as a pooling-of-interests under U.S. GAAP. All financial information contained in this prospectus has been restated for all periods presented as if Encal and Calpine had always been combined. As used in this prospectus, "EBITDA" is defined as net income less income from unconsolidated investments, plus cash received from unconsolidated investments, plus provision for tax, plus interest expense, plus one-third of operating lease expenses, plus depreciation and amortization, plus distributions on our company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts. This non-GAAP measure is presented not as a measure of operating results, but rather as a measure of Calpine's ability to service debt. EBITDA should not be construed as an alternative to either (i) income from operations (determined in accordance with U.S. GAAP) or (ii) cash flows from operating activities (determined in accordance with U.S. GAAP).

                                    SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Debentures. You should carefully read the entire prospectus, including the risk factors, the financial statements and the documents incorporated by reference.

     All information in this prospectus reflects the 2 for 1 stock split that became effective on October 7, 1999, the 2 for 1 stock split that became effective on June 8, 2000 and the 2 for 1 stock split that became effective on November 14, 2000.

                                  THE COMPANY

     We are a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity and steam in the United States, Canada and the United Kingdom. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 61 power plants having a net capacity of 11,085 megawatts. We also have 30 gas-fired projects under construction having a net capacity of 16,628 megawatts and have announced plans to develop 27 gas-fired projects (power plants and expansions of current facilities) with a net capacity of 14,915 megawatts. Upon completion of the projects under construction, we will have interests in 87 power plants located in 22 U.S. states, three Canadian provinces and the United Kingdom, having a net capacity of 27,713 megawatts. Of this total generating capacity, 97% will be attributable to gas-fired facilities and 3% will be attributable to geothermal facilities. As a result of our expansion program, our revenues, EBITDA, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                                      COMPOUND ANNUAL
                                               1996        2000         GROWTH RATE
                                               ----        ----       ---------------
                                                 (IN MILLIONS)
Total Revenue..............................  $  291.5    $ 2,547.1           72%
EBITDA.....................................     144.2      1,017.2           63%
Net Income.................................      14.8        372.6          124%
Total Assets...............................   1,245.0     10,323.2           70%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management, power marketing and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

     We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive office is located at 50 West San Fernando Street, San Jose, California 95113. Our registered office is located at 9 East Loockerman Street, Dover, Delaware 19901, c/o National Registered Agents, Inc.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

      YEAR ENDED DECEMBER 31,            SIX MONTHS
------------------------------------   ENDED JUNE 30,
1996   1997    1998    1999    2000         2001
----   -----   -----   -----   -----        ----
1.30x  1.68x   1.52x   1.83x   2.26x        1.51x

                                   THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $215 billion of electricity sales in 2000 produced by an aggregate base of power generation facilities with a capacity of approximately 860,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end-users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

                                    STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing this growth strategy, we utilize our management and technical knowledge to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource production, acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development of new and expansion of existing power plants. We are actively pursuing the development of new and expansion of our existing highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of existing power plants. We continually seek to maximize the power generation and revenue potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

                              RECENT DEVELOPMENTS

     In addition to the recent developments described below, please see the recent developments described in Calpine's Annual Report on Form 10-K for the year ended December 31, 2000, Calpine's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, and Calpine's Current Reports on Form 8-K filed on April 10, 2001, April 19, 2001, April 30, 2001, June 26, 2001, July 9, 2001, July 13, 2001, July 17, 2001, July 27, 2001, September 5,
2001, September 10, 2001, October 9, 2001, and October 12, 2001, each of which is incorporated by reference in this prospectus.

     On July 5, 2001, Calpine announced an agreement to acquire a 1,200-megawatt natural gas-fired power plant at Saltend near Hull, Yorkshire, England from Entergy Wholesale Operations for L562.5 million (U.S.$814.4 million at exchange rates at the closing of the acquisition). The Saltend facility, a cogeneration facility, provides electricity and steam for BP Chemical's Hull Works plant under a 15-year agreement. The balance of the Saltend facility's electricity output is sold into the deregulated UK power market. The Saltend transaction is Calpine's first acquisition of a power facility in Europe. The acquisition closed on August 24, 2001.

     On July 10, 2001, Calpine announced an agreement to acquire approximately 85% of the voting stock of Michael Petroleum Corporation, a Houston, Texas-based natural gas exploration and development company, for approximately $273.6 million and the assumption of $54.5 million of debt. The acquisition includes 204 billion cubic feet equivalent of proven natural gas reserves currently producing 43 mmcfe per day and an inventory of drilling locations within a 94,000 acreage position in close proximity to our South Texas Magic Valley and Hidalgo Energy Centers. The acquisition closed on August 15, 2001.

     On October 16, 2001, Calpine completed a Canadian dollar offering of C$200 million in principal of Senior Notes Due 2007 issued by its wholly-owned subsidiary Calpine Canada Energy Finance ULC and guaranteed by Calpine, and completed Sterling and Euro offerings of L200 million in principal of Senior Notes Due 2011 and E175 million in principal of Senior Notes Due 2008 issued by its wholly-owned subsidiary Calpine Canada Energy Finance II ULC and guaranteed by Calpine. On October 18, 2001, Calpine completed US dollar offerings of $530 million in principal of Senior Notes Due 2008 issued by Calpine Canada Energy Finance ULC and guaranteed by Calpine Corporation and of $850 million in principal of Senior Notes Due 2011 issued by Calpine directly. Proceeds from the offerings will be used to refinance existing bridge loan financings incurred to fund recently completed transactions, finance the development and construction of additional power generation facilities and for working capital and general corporate purposes. On October 18, 2001, Calpine also completed an offering of $654.5 million in principal of pass through lease certificates relating to certain sale/leaseback transactions. Proceeds from this offering will be used to refinance outstanding borrowings under Calpine's construction loan facilities, certain project-specific debt and other indebtedness and for working capital and general corporate purposes.

     Third Quarter 2001 Earnings. On October 25, 2001, Calpine announced earnings for the three and nine months ended September 30, 2001.

     Net income was $320.8 million for the quarter ended September 30, 2001, representing a 102% increase compared to net income of $158.5 million for the third quarter of 2000. Diluted earnings per share before extraordinary charge rose 80% to $0.88 per share for the quarter, from $0.49 per share for the same period in 2000. Revenue for the quarter increased 292%, from $744.8 million a year ago to $2.9 billion. EBITDA increased 68% to $625.2 million for the quarter compared to $373.1 million a year ago.

     For the nine months ended September 30, 2001, net income from recurring operations was $575.4 million, an increase of 141% compared to $239.2 million for the same period in 2000. Diluted earnings per share before extraordinary charge rose 108% to $1.64 per share, compared to $0.79 per share for the nine months of 2000. Revenue for the nine months was $5.9 billion, a 306% increase from $1.4 billion a year ago. EBITDA for the nine months rose 88% to $1.3 billion from $673.3 million in 2000. Total assets as of September 30, 2001, were $19 billion, up 90% from $10 billion at December 31, 2000.

     Financial results for both the three and nine months ended September 30, 2001 benefited primarily from the continued execution of Calpine's program to own and operate low-cost generating facilities in key North American power markets and through Calpine Energy Services' successful power systems program.

     California Power Market. The deregulation of the California power market has produced significant unanticipated results in the past year and a half. The deregulation froze the rates that utilities can charge their retail and business customers in California, until recent rate increases approved by the California Public Utilities Commission ("CPUC"), and prohibited the utilities from buying power on a forward basis, while wholesale power prices were not subjected to limits.

     In the past year and a half, a series of factors have reduced the supply of power to California, which has resulted in wholesale power prices that have been at times significantly higher than historical levels. Several factors contributed to this increase. These included:

     - significantly increased volatility in prices and supplies of natural gas;

     - an unusually dry fall and winter in the Pacific Northwest during 2000, which reduced the amount of available hydroelectric power from that region (typically, California imports a portion of its power from this source);

     - the large number of power generating facilities in California nearing the end of their useful lives, resulting in increased downtime (either for repairs or because they have exhausted their air pollution credits and replacement credits have become too costly to acquire on the secondary market); and

     - continued obstacles to new power plant construction in California, which deprived the market of new power sources that could have, in part, ameliorated the adverse effects of the foregoing factors.

     As a result of this situation, two major California utilities that are subject to the retail rate freeze, including Pacific Gas & Electric Company ("PG&E"), have faced wholesale prices that far exceed the retail prices they are permitted to charge. This has led to significant under-recovery of costs by these utilities. As a consequence, these utilities have defaulted under a variety of contractual obligations, including payment obligations to power generators. PG&E has defaulted on payment obligations to Calpine under Calpine's long-term qualifying facility ("QF") contracts, which are subject to federal regulation under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). The PG&E QF contracts are in place at 11 of Calpine's facilities and represent nearly 600 megawatts of electricity for Northern California customers.

     PG&E Bankruptcy Proceedings. On April 6, 2001, PG&E filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As of April 6, 2001, Calpine had recorded approximately $266 million in accounts receivable with PG&E under its QF contracts, plus a $69 million note receivable not yet due and payable. Calpine is currently selling power to PG&E pursuant to its long-term QF contracts, and PG&E is paying on a current basis for these purchases. With respect to the receivables recorded under these contracts on July 6, 2001, Calpine announced that it had entered into a binding agreement with PG&E to modify all of Calpine's QF contracts with PG&E and that, based upon such modification, PG&E had agreed to assume all of the QF contracts. Under the terms of this agreement, Calpine will continue to receive its contractual capacity payments under the QF contracts, plus a five-year fixed energy component that averages 5.37 cents per kilowatt-hour. In addition, all past due receivables under the QF contracts will be elevated to administrative priority status in the PG&E bankruptcy proceeding and will be paid to Calpine, with interest, upon the effective date of a confirmed plan of reorganization. Administrative claims enjoy priority over payments made to the general unsecured creditors in bankruptcy. The bankruptcy court approved the agreement on July 12, 2001. On September 20, 2001, PG&E filed its proposed plan of reorganization with the bankruptcy court. This plan is consistent with the agreement between Calpine and PG&E described above. Calpine cannot predict when the bankruptcy court will confirm a plan of reorganization for PG&E.

     CPUC Proceedings Regarding QF Contract Pricing. Calpine's QF contracts with PG&E provide that the CPUC has the authority to determine the appropriate utility "avoided cost" to be used to set energy payments for certain QF contracts, including those for all of Calpine's QF plants in California which sell power to PG&E. Section 390 of the California Public Utility Code provided QFs the option to elect to receive energy payments based on the California Power Exchange ("PX") market clearing price. In mid-2000, Calpine's QF facilities elected this option and were paid based upon the PX zonal day ahead clearing price ("PX Price") from summer 2000 until January 19, 2001, when the PX ceased operating a day ahead market. Since that time, the CPUC has ordered that the price to be paid for energy deliveries by QFs electing the PX Price shall be based on a natural gas cost-based "transition formula." The CPUC has conducted proceedings (R. 99-11-022) to determine whether the PX Price was the appropriate price for the energy component upon which to base payments to QFs which had elected the PX based pricing option. The CPUC has issued a proposed decision to the effect that the PX price was the appropriate price for energy payments under the California Public Utility Code. However, a final decision has not been issued to date. Therefore, it is possible that the CPUC could order a payment adjustment based on a different energy price determination. Calpine believes that the PX Price was the appropriate price for energy payments but there can be no assurance that this will be the outcome of the CPUC proceedings.

     On March 28, 2001, the CPUC issued an order (Decision 01-03-067) (the "March 2001 Decision") proposing to change, on a prospective basis, the composition of the short run avoided cost ("SRAC") energy price formula, which is reset monthly, used by the California utilities in QF contracts. Prior to the March 2001 Decision, CPUC regulations calculated SRAC based on 50% Topock and 50% Malin border gas indices. In the March 2001 Decision, the CPUC changed this formulation to eliminate the prices at Topock from the SRAC formula. The March 2001 Decision is subject to challenges at the CPUC and the Federal Energy Regulatory Commission ("FERC").

     On June 14, 2001, however, the CPUC issued an order (Decision 01-06-015) (the "June 2001 Decision") that authorized the California utilities, including PG&E, to amend QF contracts to elect a fixed energy price component that averages 5.37 cents per kilowatt-hour for a five-year term under those contracts in lieu of using the SRAC energy price formula. By this order, the CPUC authorized the QF contract energy price amendments without further CPUC concurrence. As part of the agreement Calpine entered into with PG&E pursuant to which PG&E agreed to assume its QF contracts with Calpine in bankruptcy, PG&E agreed with Calpine to amend these contracts to adopt the fixed price component that averages 5.37 cents pursuant to the June 2001 Decision. This election became effective as of July 16, 2001. As a result of the June 2001 Decision and Calpine's agreement with PG&E to amend the QF contracts to adopt the fixed price energy component, the energy price component in Calpine's QF contracts is now fixed for five years and Calpine is no longer subject to any uncertainty that may have existed with respect to this component of Calpine's QF contract pricing as a result of the March 2001 Decision. Further, the March 2001 Decision has no bearing on PG&E's agreement with Calpine to assume the QF contracts in bankruptcy or on the amount of the receivable that was so assumed.

     California Long-Term Supply Contracts. California has adopted legislation permitting it to issue long-term revenue bonds to provide funding for wholesale purchases of power. The bonds will be repaid with the proceeds of payments by retail customers over time. The California Department of Water Resources ("DWR") sought bids for long-term power supply contracts in a publicly announced auction. Calpine successfully bid in that auction and signed several long-term power supply contracts with DWR.

     On February 7, 2001, Calpine announced the signing of a 10-year, $4.6 billion fixed-price contract with DWR to provide electricity to the State of California. Calpine committed to sell up to 1,000 megawatts of electricity, with initial deliveries of 200 megawatts starting October 1, 2001, which increases to 1,000 megawatts by January 1, 2004. The electricity will be sold directly to DWR on a 24-hour, 7-day-a-week basis.

     On February 28, 2001, Calpine announced the signing of two long-term power sales contracts with DWR. Under the terms of the first contract, a $5.2 billion, 10-year, fixed-price contract, Calpine committed to sell up to 1,000 megawatts of generation. Initial deliveries began July 1, 2001, with 200 megawatts and increase to 1,000 megawatts by as early as July 2002. Under the terms of the second contract, a 20-year contract totaling up to $3.1 billion, Calpine will supply DWR with up to 495 megawatts of peaking generation, beginning with 90 megawatts as early as August 2001, and increasing up to 495 megawatts as early as August 2002.

     FERC Investigation into California Wholesale Markets. In response to the increase in wholesale energy prices in the California markets, on June 28, 2000, the Board of Governors of the California Independent System Operator (the "ISO"), which controls the long-distance high-voltage power lines that deliver electricity throughout California and the adjoining states, reduced the price cap applicable to the ISO's wholesale energy and ancillary services markets from $750/ MWh to $500/MWh. The ISO subsequently reduced the price cap to $250/MWh effective August 7, 2000. During this period, however, the PX maintained a separate price cap set at a much higher level applicable to the "day-ahead" and "day-of" markets administered by the PX. On August 23, 2000, FERC denied a complaint filed August 2, 2000, by San Diego Gas & Electric Company ("SDG&E") that sought to extend the ISO's $250/MWh price cap to all California energy and ancillary service markets, not just the markets administered by the ISO. However, in its order denying the relief sought by SDG&E, FERC instructed its staff to initiate an investigation of the California power markets and to report its findings to FERC and held further hearing procedures in abeyance pending the outcome of this investigation. Under FERC regulations, QF contracts are exempt from regulation under the Federal Power Act, which is the legislation that provides the authority for FERC to investigate the California power markets and frame equitable relief with respect to the California wholesale markets. Therefore, any such relief will only apply to sales by Calpine in the short-term market. None of Calpine's receivables related to power produced under its long-term QF contracts with PG&E should be affected by any FERC findings pursuant to the proceedings described below. See "Government
Regulation -- Federal Energy Regulation -- Federal Power Act Regulation" set forth in Calpine's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.

     On November 1, 2000, FERC released a Staff Report detailing the results of the staff investigation, together with an "Order Proposing Remedies for California Wholesale Markets" (the "November 1 Order"). In the November 1 Order, FERC found that the California power market structure and market rules were seriously flawed, and that these flaws, together with short supply relative to demand, resulted in unusually high energy prices. The November 1 Order proposed specific remedies to the identified market flaws, including (a) imposition of a so-called "soft" price cap at $150/MWh to be applied to both the PX and ISO markets, which would allow bids above $150/MWh to be accepted, but would subject such bids to certain reporting obligations requiring sellers to provide cost data and/or identify applicable opportunity costs and specifying that such bids may not set the overall market clearing price; (b) elimination of the requirement that the California utilities sell into and buy from the PX; (c) establishment of independent non-stakeholder governing boards for the ISO and the PX; and (d) establishment of penalty charges for scheduling deviations outside of a prescribed range. In the November 1

Order, FERC established October 2, 2000, the date 60 days after the filing of the SDG&E complaint, as the "refund effective date." Under the November 1 Order, rates charged for service after that date through December 31, 2002, will remain subject to refund if determined by FERC not to be just and reasonable. While FERC concluded that the Federal Power Act and prior court decisions interpreting that act strongly suggested that refunds would not be permissible for charges in the period prior to October 2, 2000, it noted that it was willing to explore proposals for equitable relief with respect to charges made in that period.

     On December 15, 2000, FERC issued a subsequent order that affirmed in large measure the November 1 Order (the "December 15 Order"). Various parties have filed requests for administrative rehearing and for judicial review of aspects of FERC's December 15 Order. The outcome of these proceedings, and the extent to which FERC or a reviewing court may revise aspects of the December 15 Order or the extent to which these proceedings may result in a refund of or reduction in the amounts charged by the Company's subsidiaries for power sold in the ISO and PX markets, cannot be determined at this time.

     On June 19, 2001, FERC ordered price mitigation in 11 states in the western United States in an attempt to reduce the dependence of the California market on the spot markets in favor of longer-term committed energy supplies. The order provides for price mitigation in the spot market throughout the 11-state western region during "reserve deficiency hours," which is when operating reserves in California fall below 7%. This price will be a single market clearing price based upon the marginal operating cost of the last unit dispatched by the California ISO. In addition, FERC implemented price mitigation in non-reserve deficiency hours, which will be set at 85% of the market clearing price during the last reserve deficiency period. These price mitigation procedures went into effect on June 20, 2001 and will remain in effect until September 30, 2002.

     The retention by FERC of a market-based, rather than a cost-of-service -based, rate structure, will enable us to continue to realize benefits from our efficient, modern power plants. We believe that Calpine's marginal costs will continue to be below any price cap imposed by FERC, whether during reserve deficiency hours or at other times. Therefore, we believe that FERC's mitigation plan will not have a material adverse effect on Calpine's financial condition or results of operations.

     FERC also ordered all sellers and buyers in wholesale power markets administered by the ISO, as well as representatives of the State of California, to participate in a settlement conference before a FERC administrative judge. The settlement discussions were intended to resolve all issues that remain outstanding to resolve past accounts, including sellers' claims for unpaid invoices, and buyers' claims for refunds of alleged overcharges, for past periods. The settlement discussions began on June 25, 2001 and ended on July 9, 2001. The Chief Administrative Law Judge issued his report and recommendation to FERC on July 12, 2001. On July 25, 2001, FERC ordered an expedited fact-finding hearing to calculate refunds for spot market transactions in California. The hearing has been delayed pending the submission by the ISO and the PX of data for the purpose of developing the factual basis needed to implement the refund methodology and order refunds. The FERC Administrative Law Judge presiding over this hearing recently announced that this information must be submitted not later than December 7, 2001, and the deadline for completion of the hearing is March 8, 2002. While it is not possible to predict the amount of any refunds until the hearings take place, based upon the information available at this time, we do not believe that this proceeding will result in a material adverse effect on Calpine's financial condition or results of operations.

                          PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115, and our home page on the world wide web is at http://www.calpine.com. The contents of our website are not part of this prospectus.

                                  THE OFFERING

     The Debentures being registered were originally issued and sold to Goldman, Sachs & Co. (the "Initial Purchaser"). The Initial Purchaser simultaneously sold the Debentures in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be qualified institutional buyers as defined in Rule 144A under the Securities Act.

SECURITIES REGISTERED...........   $1,000,000,000 aggregate initial principal
                                   amount of Zero-Coupon Convertible Debentures
                                   Due April 30, 2021 (the "Debentures") and
                                   13,271,400 shares of common stock (subject to adjustments described in this prospectus).

ISSUE PRICE.....................   Each Debenture was issued at $1,000 per
                                   Debenture.

MATURITY........................   April 30, 2021.

RANKING.........................   The Debentures are senior unsecured
                                   obligations of Calpine and rank equally with all of our existing and future senior unsecured indebtedness.

INTEREST ADJUSTMENT.............   An upward interest adjustment to the yield at
                                   maturity on the Debentures equivalent to 7.25% per annum (an "Upward Interest
                                   Adjustment") will be made on April 30, 2004, 2006, 2008, 2011 or 2016 (each an "Upward
                                   Interest Adjustment Date") if the Trading
                                   Price (as defined below) of the Debentures is less than 98% of the Accreted Value as of such Upward Interest Adjustment Date for 20 out of the last 30 NYSE trading days ending
                                   90 days prior to such Upward Interest
                                   Adjustment Date. If an Upward Interest
                                   Adjustment is in effect for a particular semi-annual period, we will pay a portion of the Upward Interest Adjustment as cash interest at a rate of 0.25% per annum (0.125% per semi-annual period) of the Accreted Value as of the beginning of the applicable semi-annual period and the remaining interest
                                   (7.0% per annum) will be accrued and payable at the earlier of maturity or the redemption or repurchase of the Debentures.

                                   If an Upward Interest Adjustment is in effect during a semi-annual period (other than a semi-annual period immediately preceding an Upward Interest Adjustment Date) and the Trading Price of the Debentures is greater than or equal to 98% of the Accreted Value as of the next following interest payment date for 20 out of the last 30 NYSE trading days ending on such interest payment date, the Upward Interest Adjustment will be adjusted downward on such interest payment date (such adjustment, a "Downward Interest Adjustment"), such that, from and including such date, the Debentures will cease to accrue interest unless and until there is a subsequent Upward Interest Adjustment. If an Upward Interest Adjustment is in effect during a semi-annual period immediately preceding an Upward Interest Adjust-ment Date, a Downward Interest Adjustment will be made on the next Upward Interest Adjustment Date if the Trading Price of the Debentures is greater than or equal to 98% of the Accreted Value as of such Upward Interest Adjustment Date for 20 out of the last 30 NYSE trading days ending 90 days prior to such Upward Interest Adjustment Date. If a Downward Interest Adjustment is made in accordance with the preceding sentence, no Upward Interest Adjustment may be made until the next Upward Interest Adjustment Date. Upward Interest Adjustment Dates may occur on April 30, 2004, 2006, 2008, 2011 or 2016.

CASH INTEREST PAYMENT...........   We will not pay cash interest on the
                                   Debentures unless an Upward Interest
                                   Adjustment is in effect or we elect to do so following a Tax Event (as defined below), each as described below. If an Upward
                                   Interest Adjustment is in effect for a
                                   particular semi-annual period, we will pay a portion of the Upward Interest Adjustment as cash interest at a rate of 0.25% per annum
                                   (0.125% per semi-annual period), of the
                                   Accreted Value as of the beginning of the applicable semi-annual period. If we elect to pay cash interest upon the occurrence of a Tax Event, the amount of cash interest payable for each semi-annual period will be determined based on the Restated Principal
                                   Amount (as defined below). Cash interest, if any, will be paid semi-annually in arrears on each April 30 and October 30 to the holders of record of the Debentures as of the preceding April 15 and October 15, respectively.

CONVERSION RIGHTS...............   For each Debenture surrendered for
                                   conversion, a holder will receive 13.2714 shares of our common stock. This represents an initial conversion price of $75.35 per share of common stock. The conversion ratio and the equivalent conversion price may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion, holders will not receive any cash payment representing accrued interest.
                                   Instead, accrued interest will be deemed paid in full by the common stock received by holders on conversion.

                                   Holders may surrender Debentures for
                                   conversion into common stock at any time prior to 5:00 p.m., New York City time, on April 29, 2021. Debentures called for redemption may be surrendered for conversion until the close of business in New York City on the business day immediately preceding the redemption date.

REDEMPTION OF THE DEBENTURES AT
OUR OPTION......................   On or after April 30, 2004, we may redeem for
                                   cash all or part of the Debentures at any time, upon not less than 30 nor more than 60 days notice by mail to holders of Debentures, for a cash price equal to the issue price plus any accrued and unpaid interest to the redemption date or, if we elected to pay cash interest on the

                                   Debentures following a Tax Event, the
                                   Restated Principal Amount, plus any accrued and unpaid cash interest through the redemption date.

PURCHASE OF DEBENTURES AT YOUR
  OPTION........................   You have the right to require us to
                                   repurchase the Debentures on April 30, 2002,
                                   2004, 2006, 2008, 2011 and 2016. In each
                                   case, the repurchase price payable will be equal to the issue price plus any accrued and unpaid interest to the repurchase date, or, if we elected to pay cash interest on the Debentures following a Tax Event, the Restated Principal Amount, plus any accrued and unpaid cash interest through the repurchase date. We may choose to pay the repurchase price in cash or shares of our common stock, or a combination of cash and shares of our common stock, except on April
                                   30, 2016 when we may only pay the repurchase price in cash.

TAX EVENT.......................   We have the option, under limited
                                   circumstances, to elect to pay cash interest at a rate of 7.25% per annum on the Debentures from and after the date a Tax
                                   Event occurs instead of accruing interest pursuant to an Upward Interest Adjustment.
                                   Such cash interest would only be payable during periods in which an Upward Interest
                                   Adjustment is in effect. If we make such an election, the principal amount on which we pay interest will be restated (the "Restated
                                   Principal Amount") and will be equal to the issue price plus accrued and unpaid interest payable pursuant to an Upward Interest
                                   Adjustment to the date on which we exercise our option to commence paying cash interest.
                                   See "Description of Debentures -- Tax Event."

CHANGE IN CONTROL...............   If we undergo a change in control, you will
                                   have the option to require us to repurchase all of your Debentures not previously called for redemption or any portion thereof for cash or, at our option, registered shares of our common stock (which are valued at 95% of the average closing prices of our common stock for the five NYSE trading days immediately preceding and including the third
                                   NYSE trading day prior to the repurchase
                                   date). We will pay a repurchase price equal to the issue price plus any accrued and unpaid interest to the repurchase date, or, if we elected to pay cash interest on the Debentures following a Tax Event, the Restated Principal Amount, plus any accrued and unpaid cash interest through the repurchase date. See "Description of
                                   Debentures -- Change in Control."

EVENTS OF DEFAULT...............   If there is an event of default on the
                                   Debentures, an amount equal to the issue price plus any accrued and unpaid interest may be declared immediately due and payable.
                                   These amounts automatically become due and payable in some circumstances.

                                   The following are events of default with respect to the Debentures:

                                   - our failure for 30 days to pay when due any
                                     interest on the Debentures (after any
                                     Upward Interest Adjustment or after our
                                     election to pay cash interest on the
                                     Debentures following a Tax Event);

                                   - our failure to pay principal of the
                                     Debentures (or, if we have elected to pay cash interest on the Debentures following a Tax Event, the Restated Principal Amount) and accrued interest (including any interest payable pursuant to an Upward Interest Adjustment) at maturity, upon redemption, repurchase or following a change in control, when the same becomes due and payable;

                                   - our material failure to comply with any of
                                     our covenants or agreements in the
                                     Debentures or the Indenture (as defined in this prospectus) for 30 days after written notice is given by the Trustee (as defined below) or by the holders of at least 25% in principal amount of all outstanding Debentures;

                                   - our default under any of our other
                                     instruments of indebtedness with an
                                     outstanding principal amount of $50,000,000 or more, individually or in the aggregate, which has caused the holders of such indebtedness to declare such indebtedness due and payable prior to its stated maturity;

                                   - our failure to pay when due any portion of
                                     principal under any of our other
                                     instruments of indebtedness, which default is individually or in an aggregate principal amount exceeding $50,000,000 and continues unremedied or unwaived for more than 30 days; and

                                   - certain events involving the bankruptcy,
                                     insolvency or reorganization of Calpine.

REGISTRATION RIGHTS.............   Pursuant to a registration rights agreement
                                   entered into in connection with the initial offering of the Debentures to the Initial
                                   Purchaser, we have agreed to use our best efforts to keep the registration statement, of which this prospectus is a part, continuously effective and useable (subject to certain exceptions) until the earliest of
                                   (1) two years, (2) the expiration of the period referred to in Rule 144(k) of the Exchange Act (or any successor provision thereto) with respect to the Debentures and common stock issuable upon conversion of the Debentures that are covered by the registration statement or (3) the sale of all of the Debentures and common stock issuable upon conversion of the Debentures that are covered by the registration statement.

                                   Additional interest will accrue on the
                                   Debentures if we are not in compliance with these requirements. See

                                   "Registration Rights" for a further
                                   discussion of our obligations to maintain the effectiveness of the registration statement of which this prospectus is a part.

TAX.............................   Each holder agreed in the Indenture, for U.S.
                                   federal income tax purposes, to treat the Debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 9.44% per annum, which is the rate comparable to the rate at which we would borrow on a noncontingent, nonconvertible borrowing.
                                   Based on the agreement (i) each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the Debentures are outstanding, and (ii) a holder will recognize ordinary income upon a conversion of a Debenture into our stock equal to the excess, if any, between the value of the stock received on the conversion and the sum of the original purchase price of the Holder's
                                   Debenture and accrued but unpaid interest.
                                   Non-U.S. Holders should be aware that special tax consequences may apply to them due to the fact that we believe we are likely to be a "United States real property holding corporation." See discussion below under
                                   "Certain United States Federal Income Tax
                                   Consequences -- Non-U.S. Holders" and
                                   "-- Foreign Investment in Real Property Tax
                                   Act."

                                   The proper application of the regulations that govern contingent payment debt instruments to a holder of a Debenture is uncertain in a number of respects, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its Debenture. In addition, if the Internal Revenue Service successfully asserts that the Debentures are not debt, Non-U.S. Holders would generally be subject to a 30% United States federal withholding tax on payments of contingent interest made in respect of the Debentures. See "Certain United States Federal Income Tax Consequences."

                                   HOLDERS SHOULD CONSULT THEIR TAX ADVISORS
                                   REGARDING THE FEDERAL, STATE, LOCAL AND
                                   FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN
                                   DEBENTURES AND WHETHER AN INVESTMENT IN THE
                                   DEBENTURES IS ADVISABLE IN LIGHT OF THE

                                   AGREED UPON TAX TREATMENT AND THE HOLDER'S
                                   PARTICULAR TAX SITUATION.

USE OF PROCEEDS.................   The net proceeds of this offering will be
                                   used to extinguish certain project finance debt and for working capital and general corporate purposes.

BOOK-ENTRY FORM.................   The Debentures have been issued in book-entry
                                   form and are represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the securities will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of
                                   Debentures -- Book-Entry System."

ABSENCE OF MARKET FOR THE
  DEBENTURES....................   The Debentures were initially sold in
                                   transactions exempt from the registration requirements of the Securities Act. As a result of the effectiveness of the registration statement of which this prospectus is a part, the Debentures are no longer restricted securities under the
                                   Securities Act. However, there is currently no market for the Debentures. Although the Initial Purchaser informed us at the time of the initial offering and sale of the Debentures that it planned to make a market in the Debentures, the Initial Purchaser is not obligated to do so, and they may discontinue any such market making at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for the Debentures.

TRADING.........................   Our common stock is listed on The New York
                                   Stock Exchange under the symbol "CPN." The common stock issuable upon conversion of the Debentures has been listed on The New York
                                   Stock Exchange.

                                  RISK FACTORS

     Investing in these Debentures involves risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and our Current Report on Form 8-K, filed on September 10, 2001, each of which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

                           RISKS RELATING TO CALPINE

     Please see the risk factors described in Calpine's Annual Report on Form 10-K for the year ended December 31, 2000 for a description of the risks relating to Calpine.

                        RISKS RELATING TO THE DEBENTURES

WE MAY BE UNABLE TO REPAY THE DEBENTURES WHEN DUE OR REPURCHASE THE DEBENTURES WHEN WE ARE REQUIRED TO DO SO.

     At final maturity, the entire outstanding principal amount of the Debentures will become due and payable, plus accrued and unpaid interest, if any. At any accelerated maturity prior to final maturity, the issue price plus any accrued and unpaid interest, if any, will become due and payable. A holder may also require us to repurchase all or a portion of that holder's Debentures at certain times during the term of the Debentures including if a Change of Control (as defined in this prospectus) occurs. At maturity or at any time when a holder may require us to repurchase Debentures, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amount due.

     Our borrowing arrangements or agreements relating to indebtedness to which we may become a party may limit our ability to repay or repurchase the Debentures with cash. Our failure to repay or repurchase any tendered Debentures or Debentures due upon maturity would constitute an event of default under the Indenture. Any such default, in turn, may cause a default under the terms of our other indebtedness.

BECAUSE THERE IS NO PUBLIC MARKET FOR THE DEBENTURES, YOU MAY NOT BE ABLE TO RESELL THE DEBENTURES EASILY OR AT A FAVORABLE PRICE.

     There is no public market for the Debentures and we are not certain of:

     - the liquidity of any market that may develop;

     - the ability of the holders to sell their Debentures; or

     - the price at which holders would be able to sell their Debentures.

     If such a market were to develop, the Debentures could trade at prices that may be higher or lower than the issue price to the public plus any accrued interest, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

     The Initial Purchaser advised us at the time of the initial offering and sale of the Debentures that it planned to make a market in the Debentures. The Initial Purchaser is not obligated, however, to make a market in the Debentures, and the Initial Purchaser may discontinue any such market-making activity at any time at its sole discretion. In addition, such market-making activity will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. Accordingly, no assurance can be given as to the development or liquidity of any market for the Debentures.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is completed:

     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       2000;

     - Calpine's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     - Calpine's Current Reports on Form 8-K filed on February 9, 2001, April 10, 2001, April 19, 2001, April 30, 2001, June 26, 2001, July 9, 2001,
       July 13, 2001, July 17, 2001, July 27, 2001, September 5, 2001, September
       10, 2001, September 28, 2001, October 9, 2001 and October 12, 2001;

     - the description of Calpine's common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on August 20, 1996, pursuant to Section 12 of the Securities Exchange Act of 1934; and

     - the description of Calpine's rights relating to its common stock contained in Calpine's Registration Statement on Form 8-A/A (File No. 001-12079), filed with the SEC on September 28, 2001.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following:

     - changes in government regulations, including pending changes in California and anticipated deregulation of the electric energy industry;

     - commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations;

     - cost estimates are preliminary and actual costs may be higher than estimated;

     - the risks associated with the assurance that Calpine will develop additional plants;

     - a competitor's development of a lower-cost generating gas-fired power plants;

     - the risks associated with marketing and selling power from power plants in the newly competitive energy market;

     - the risks associated with marketing and selling combustion turbine parts and components in the competitive combustion turbine parts market;

     - the risks associated with engineering, designing and manufacturing combustion turbine parts and components;

     - delivery and performance risks associated with combustion turbine parts and components attributable to production, quality control, suppliers and transportation;

     - the successful exploitation of an oil or gas resource that ultimately depends upon the geology of the resource, the total amount and costs to develop recoverable reserves and operations factors relating to the extraction of natural gas;

     - the uncertainty of the California power market. We are working closely with a number of parties to resolve the current uncertainty. This is an ongoing process and, therefore, the outcome cannot be predicted. It is possible that any such outcome will include changes in government regulations, business and contractual relationships or other factors that could materially affect us; however, we believe that a final resolution will not have a material adverse impact on us;

     - the direct and indirect effects of the terrorist incidents that occurred on September 11, 2001, and subsequent developments related to those attacks; and

     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in "Risk Factors" and in our Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and our Current Report on Form 8-K, filed on September 10, 2001, each of which is incorporated by reference in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                            SIX MONTHS
         YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
  -------------------------------------   --------------
  1996    1997    1998    1999    2000         2001
  -----   -----   -----   -----   -----        ----
  1.30x   1.68x   1.52x   1.83x   2.26x       1.51x

     For purposes of computing our consolidated ratio of earnings to fixed charges, earnings consist of pretax income before adjustment for minority interests in our consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest, and distributed income of equity investees, reduced by interest capitalized and the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized (including amortized premiums, discounts and capitalized expenses related to indebtedness), an estimate of the interest within rental expense and the distributions on the company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts.

                                USE OF PROCEEDS

     The selling holders will receive all of the net proceeds of the resale of the Debentures, and the common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from the resale of any of those securities.

                                SELLING HOLDERS

     The Debentures were originally issued and sold to the Initial Purchaser. The Initial Purchaser immediately sold the Debentures in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be qualified institutional buyers as defined in Rule 144A under the Securities Act.

     The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the Debentures and the common stock issuable upon conversion of the Debentures. Any selling holder may also elect not to sell any Debentures or common stock issuable upon conversion of the Debentures held by it. The term "selling holder" means the holders referred to below and the beneficial owners of the Debentures and their transferees, pledgees, donees or other successors. Only those Debentures and shares of common stock issuable upon conversion of the Debentures listed below may be offered for resale by the selling holders pursuant to this prospectus.

     The selling holders may offer and sell any or all of the Debentures and the common stock issuable upon conversion of the Debentures listed below by using this prospectus. Because the selling holders may offer all or only some portion of the Debentures or the common stock issuable upon conversion of the Debentures listed in the table, no estimate can be given as to the amount of those securities that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified in the table below may have sold, transferred or disposed of all or a portion of their Debentures or shares of common stock issuable upon conversion of the Debentures since the date on which they provided the information regarding their ownership of those securities included in this prospectus.

     The following table sets forth recent information with respect to the selling holders of the Debentures and the respective number of Debentures beneficially owned by each selling holder that may be offered for such selling holder's account pursuant to this prospectus. We prepared the table based on information supplied to us by the selling holders.

                                                                                         AGGREGATE PRINCIPAL
                                            AGGREGATE PRINCIPAL    AGGREGATE PRINCIPAL        AMOUNT OF
                                                 AMOUNT OF              AMOUNT OF            DEBENTURES
                                             DEBENTURES OWNED       DEBENTURES BEING     BENEFICIALLY OWNED
SELLING HOLDERS                            PRIOR TO THE OFFERING         OFFERED         AFTER THE OFFERING
---------------                            ---------------------   -------------------   -------------------
Absolute Return Fund, Ltd. ..............         2,005,000              2,005,000                     0
Aftra Health Fund........................            70,000                 70,000                     0
AIG SoundShore Holdings Ltd. ............         4,040,000              4,040,000                     0
AIG SoundShore Strategic Holding Fund
  Ltd. ..................................         1,000,000              1,000,000                     0
Allstate Insurance Company...............         3,225,000              3,225,000                     0
Allstate Life Insurance Company..........         5,425,000              5,425,000                     0
Aloha Airlines Non-Pilots Pension
  Trust..................................            95,000                 95,000                     0
Aloha Pilots Retirement Trust............            55,000                 55,000                     0
Arbitex Master Fund L.P..................        16,500,000             16,500,000                     0
Argent Convertible Arbitrage Fund Ltd....         7,500,000              7,500,000                     0
Banc of America Securities LLC...........         6,000,000              6,000,000                     0
BankAmerica Pension Plan.................         3,000,000              3,000,000                     0
Black Diamond Capital I, Ltd.............         1,000,000              1,000,000                     0
Black Diamond Convertible Offshore LDC...         1,500,000              1,500,000                     0
Black Diamond Offshore Ltd. .............         2,971,000              2,971,000                     0

                                                                                         AGGREGATE PRINCIPAL
                                            AGGREGATE PRINCIPAL    AGGREGATE PRINCIPAL        AMOUNT OF
                                                 AMOUNT OF              AMOUNT OF            DEBENTURES
                                             DEBENTURES OWNED       DEBENTURES BEING     BENEFICIALLY OWNED
SELLING HOLDERS                            PRIOR TO THE OFFERING         OFFERED         AFTER THE OFFERING
---------------                            ---------------------   -------------------   -------------------
Canyon Capital Arbitrage Master Hedge
  Fund, Ltd. ............................         6,000,000              6,000,000                     0
Canyon Mac 18 Ltd. (RMF).................         4,000,000              4,000,000                     0
Canyon Value Realization Fund, L.P. .....        10,000,000             10,000,000                     0
Canyon Value Realization Fund (Cayman),
  Ltd. ..................................        18,000,000             18,000,000                     0
CF FX, LLC...............................         4,500,000              4,500,000                     0
C&H Sugar Company Inc. ..................           140,000                140,000                     0
Circlet (IMA) Limited....................         2,000,000              2,000,000                     0
Credit Lyonnais Securities (USA) Inc.....         5,000,000              5,000,000                     0
Credit Suisse Asset Management...........           850,000                850,000                     0
Deeprock & Co. ..........................         3,000,000              3,000,000                     0
Delta Air Lines -- High Income...........           330,000                330,000                     0
Deutsche Banc Alex Brown.................        38,500,000             38,500,000                     0
Double Black Diamond Offshore LDC........        13,776,000             13,776,000                     0
Drury University.........................            40,000                 40,000                     0
Duckbill & Co. ..........................         2,000,000              2,000,000                     0
Enron North America Corp. ...............        15,000,000             15,000,000                     0
GM Employees Global Grp Pen Tr (Abs
  Return Portfolio)......................         2,000,000              2,000,000                     0
General Motors Welfare Benefit Trust
  (VEBA).................................         3,000,000              3,000,000                     0
Goldman Sachs and Company................        32,865,000             32,865,000                     0
Granville Capital Corporation............        12,000,000             12,000,000                     0
Hawaiian Airlines Employees Pension
  Plan -- IAM............................            45,000                 45,000                     0
Hawaiian Airlines Pension Plan for
  Salaried Employees.....................            10,000                 10,000                     0
Hawaiian Airlines Pilots Retirement
  Plan...................................            90,000                 90,000                     0
Hawaiian Airlines Pilots Retirement
  Trust..................................            90,000                 90,000                     0
HSBC Tree Zola Managed Trust.............         1,200,000              1,200,000                     0
JMG Convertible Investments, LP..........        72,125,000             72,125,000                     0
JMG Triton Offshore Fund, Ltd............        32,500,000             32,500,000                     0
JP Morgan Securities Inc. ...............       101,420,000            101,420,000                     0
KBC Financial Products USA Inc. .........        12,000,000             12,000,000                     0
Kentfield Trading, Ltd. .................         9,300,000              9,300,000                     0
LDG Limited..............................           750,000                750,000                     0
Lexington (IMA) Limited..................         1,406,000              1,406,000                     0
Lexington Vantage Fund Ltd...............           250,000                250,000                     0

                                                                                         AGGREGATE PRINCIPAL
                                            AGGREGATE PRINCIPAL    AGGREGATE PRINCIPAL        AMOUNT OF
                                                 AMOUNT OF              AMOUNT OF            DEBENTURES
                                             DEBENTURES OWNED       DEBENTURES BEING     BENEFICIALLY OWNED
SELLING HOLDERS                            PRIOR TO THE OFFERING         OFFERED         AFTER THE OFFERING
---------------                            ---------------------   -------------------   -------------------
Lincoln National Global Asset Allocation
  Fund, Inc. ............................           130,000                130,000                     0
Lyxor Master Fund........................         4,500,000              4,500,000                     0
Lyxor Master Fund........................           800,000                800,000                     0
Mainstay Convertible Fund................         1,020,000              1,020,000                     0
Mainstay VP Convertible Portfolio........           270,000                270,000                     0
McMahan Securities Co. L.P. .............         2,500,000              2,500,000                     0
Microsoft Corporation -- High Income.....         1,075,000              1,075,000                     0
Morgan Stanley & Co. ....................        30,000,000             30,000,000                     0
Museum of Fine Arts, Boston..............            25,000                 25,000                     0
New York Life Separate Account #7........           140,000                140,000                     0
Nomura Securities International, Inc.....        95,000,000             95,000,000                     0
The Northwestern Mutual Life Insurance
  Company for its Group Annuity Separate
  Account................................           500,000                500,000                     0
OCM Convertible Limited Partnership --
  High Income............................           430,000                430,000                     0
Onex Industrial Partners Limited.........        10,090,000             10,090,000                     0
Otter Creek International................         1,200,000              1,200,000                     0
Otter Creek Partners.....................         1,000,000              1,000,000                     0
OZ Master Fund, Ltd. ....................        24,589,000             24,589,000                     0
Parker-Hannifin Corporation..............           210,000                210,000                     0
Pebble Capital Inc. .....................         4,210,000              4,210,000                     0
Peoples Benefit Life Insurance Company
  Teamsters..............................         8,500,000              8,500,000                     0
Putnam Asset Allocation Funds -- Balanced
  Portfolio..............................         1,070,000              1,070,000                     0
Putnam Asset Allocation Funds --
  Conservative Portfolio.................           820,000                820,000                     0
Putnam Convertible Income -- Growth
  Trust..................................         8,170,000              8,170,000                     0
Putnam Convertible Opportunities and
  Income Trust...........................           280,000                280,000                     0
Putnam Variable Trust -- Putnam VT Global
  Asset Allocation Fund..................           280,000                280,000                     0
Retail Clerks Pension Trust..............         3,000,000              3,000,000                     0
Retail Clerks Pension Trust #2...........         1,000,000              1,000,000                     0
R2 Investments, LDC......................        15,000,000             15,000,000                     0
Sagamore Hill Hub Fund Ltd. .............        27,000,000             27,000,000                     0
Salomon Smith Barney Inc. ...............        27,930,000             27,930,000                     0

                                                                                         AGGREGATE PRINCIPAL
                                            AGGREGATE PRINCIPAL    AGGREGATE PRINCIPAL        AMOUNT OF
                                                 AMOUNT OF              AMOUNT OF            DEBENTURES
                                             DEBENTURES OWNED       DEBENTURES BEING     BENEFICIALLY OWNED
SELLING HOLDERS                            PRIOR TO THE OFFERING         OFFERED         AFTER THE OFFERING
---------------                            ---------------------   -------------------   -------------------
San Diego County Employee's Retirement
  Association -- High Income.............           165,000                165,000                     0
Silvercreek Limited Partnership..........         7,320,000              7,320,000                     0
Silvercreek II Limited...................        23,380,000             23,380,000                     0
St. Albans Partners Ltd..................         7,000,000              7,000,000                     0
State of Oregon/SAIF Corporation.........         3,225,000              3,225,000                     0
TQA Master Fund, Ltd. ...................         8,000,000              8,000,000                     0
TQA Master Plus Fund, Ltd. ..............         6,500,000              6,500,000                     0
UBS AG London Branch.....................        51,667,000             51,667,000                     0
UBS O'Connor LLC f/b/o O'Connor Global
  Fixed Income Arbitrage Ltd. ...........         2,500,000              2,500,000                     0
UBS O'Connor LLC f/b/o UBS Global
  Convertible Portfolio..................           750,000                750,000                     0
UBS O'Connor LLC f/b/o UBS Global Equity
  Arbitrage Master Ltd...................        19,250,000             19,250,000                     0
Wilmington Trust Company as owner trustee
  for the Forrestal Funding..............        17,500,000             17,500,000                     0
Worldwide Transactions Ltd. .............         1,076,000              1,076,000                     0
Yield Strategies Fund I, LP..............         6,000,000              6,000,000                     0
Yield Strategies Fund II, LP.............         6,000,000              6,000,000                     0
ZCM Asset Holding Company (Bermuda)
  Ltd. ..................................           750,000                750,000                     0
Zola Partners, LP........................         2,000,000              2,000,000                     0

     Based upon a Schedule 13G/A filed with the SEC on February 15, 2001 with respect to Putnam Investments, LLC, Putnam Investment Management, LLC and The Putnam Advisory Company, LLC, such entities, which Calpine believes are affiliates of Putnam Asset Allocation Funds -- Balanced Portfolio, Putnam Asset Allocation Funds -- Conservative Portfolio, Putnam Convertible Income -- Growth Trust, Putnam Convertible Opportunities and Income Trust and Lincoln National Global Asset Allocation Fund, Inc., are reported to be the beneficial owners of 6.2% of the common stock of Calpine.

     To our knowledge, other than their ownership of the Debentures described in the above table and their relationships with us described above, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with Calpine or any of its predecessors or affiliates, except that Goldman, Sachs & Co. acted as the Initial Purchaser of the Debentures and acts as an adviser to Calpine from time to time with respect to other matters.

                              PLAN OF DISTRIBUTION

     The Debentures and the common stock issuable upon conversion of the Debentures may be offered and sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer those securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the securities may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on such exchanges or in the over-the-counter market, or

     - through the writing and exercise of options.

     At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling holders, the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling securityholders and any other such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular offered securities being distributed. All of the foregoing may affect the marketability of the offered securities and the ability of any person or entity to engage with respect to the offered securities.

     Pursuant to a registration rights agreement, we have borne all fees and expenses incurred in connection with the registration of the securities, except that selling holders will pay all broker's commissions and underwriting discounts and commissions, if any, in connection with any sales effected pursuant to this prospectus. The selling holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act or the Securities Exchange Act or otherwise, or alternatively will be entitled to contribution in connection with those liabilities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on The New York Stock Exchange. The information in the following table reflects the 2 for 1 stock split that became effective on October 7, 1999, the 2 for 1 stock split that became effective on June 8, 2000 and the 2 for 1 stock split that became effective on November 14, 2000.

                                                            HIGH      LOW
                                                           ------    ------
1999
  First Quarter..........................................  $ 4.67    $ 3.16
  Second Quarter.........................................    7.38      4.39
  Third Quarter..........................................   11.97      6.85
  Fourth Quarter.........................................   16.38     10.63
2000
  First Quarter..........................................  $30.75    $16.09
  Second Quarter.........................................   35.22     18.13
  Third Quarter..........................................   52.25     32.25
  Fourth Quarter.........................................   52.97     32.25
2001
  First Quarter..........................................  $58.04    $29.00
  Second Quarter.........................................   57.35     36.20
  Third Quarter..........................................   46.00     18.90
  Fourth Quarter (through October 26, 2001)..............   28.68     21.35

     As of October 26, 2001, there were approximately 996 holders of record of our common stock. On October 26, 2001, the last sale price reported on The New York Stock Exchange for our common stock was $25.00 per share.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under certain of our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 2001, (1) Calpine's actual consolidated capitalization and (2) on an estimated basis for the purposes of this registration statement, Calpine's consolidated capitalization as adjusted to reflect the net effect of (a) the amendment on July 26, 2001 of Calpine's Amended and Restated Certificate of Incorporation to increase from 500,000,000 to 1,000,000,000 the number of shares of common stock that Calpine has the authority to issue, (b) Calpine's acquisition of Michael Petroleum Corporation, including the assumption of debt in connection therewith as described above under "The Company -- Recent Developments" and (c) the consummation of concurrent offerings described above under "The Company -- Recent Developments" and the use of proceeds therefrom. The adjustments do not reflect normal day-to-day operations or the potential issuance of securities offered hereby. This table should be read in conjunction with the consolidated financial statements and related notes thereto and the unaudited consolidated condensed financial statements and related notes thereto incorporated by reference in this prospectus. All non-dollar amounts are translated into dollar amounts using recent exchange rates.

                                                                    JUNE 30, 2001
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                                ------       -----------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
SHORT-TERM DEBT:
  Notes payable and borrowings under lines of credit,
     current portion........................................  $     1,258    $     1,258
  Project financing, current portion........................        1,396          1,305
  Capital lease obligation, current portion.................        2,251          2,251
  Zero-Coupon Convertible Debentures Due 2021...............    1,000,000      1,000,000
                                                              -----------    -----------
     Total short-term debt..................................  $ 1,004,905    $ 1,004,814
                                                              -----------    -----------
LONG-TERM DEBT:
  Notes payable and borrowings under lines of credit, net of
     current portion........................................       10,587         65,087
  Project financing, net of current portion.................    1,776,435        245,232
  Senior notes..............................................    5,096,750      7,054,000
  Capital lease obligation, net of current portion..........      208,839        208,839
                                                              -----------    -----------
     Total long-term debt...................................    7,092,611      7,573,158
                                                              -----------    -----------
  Company-obligated mandatorily redeemable convertible
     preferred securities of subsidiary trusts..............    1,122,706      1,122,706
Minority interests..........................................       40,733         82,579
                                                              -----------    -----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value:
  10,000,000 shares authorized; one share outstanding,
     actual and as adjusted.................................           --             --
                                                              -----------    -----------
  Common stock, $.001 par value: 500,000,000 shares
     authorized, actual, and 1,000,000,000 shares
     authorized, as adjusted; 304,162,586 shares
     outstanding, actual and as adjusted....................          304            304
  Additional paid-in capital................................    1,993,849      1,993,849
  Retained earnings.........................................      775,223        775,223
  Accumulated other comprehensive income....................       78,411         78,411
                                                              -----------    -----------
     Total stockholders' equity.............................    2,847,787      2,847,787
                                                              -----------    -----------
     Total capitalization...................................  $12,108,742    $12,631,044
                                                              ===========    ===========

                               SECURITIES OFFERED

     Using this prospectus, selling holders may offer for sale the Debentures and the common stock into which the Debentures are convertible. We registered all of these securities under the Securities Act using a "shelf" registration statement. This shelf registration statement allows the selling holders to offer and sell any combination of these securities. Each time selling holders offer securities during the period of time that we are required by the Registration Rights Agreement to keep the shelf registration statement effective, such selling holder must provide this prospectus, which names the selling holders and describes the specific securities offered. This prospectus may be amended or supplemented by one or more prospectus supplements, which may provide new information or update the information in this prospectus.

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

                           DESCRIPTION OF DEBENTURES

     We issued the Debentures under an indenture (the "Indenture") between the Company and Wilmington Trust Company, as trustee (the "Trustee").

     In this section, references to "Calpine," "we," "our" or "us" refer solely to Calpine Corporation and not its subsidiaries.

GENERAL

     The Debentures are senior unsecured obligations of Calpine, are limited to an aggregate initial principal amount of $1,000,000,000, plus accrued interest pursuant to any Upward Interest Adjustments. The Debentures will mature on April 30, 2021. The Debentures rank equally with all of our existing and future senior unsecured indebtedness.

     We issued the Debentures at a price to investors of $1,000 per Debenture. We will not pay interest on the Debentures unless an Upward Interest Adjustment becomes payable or we elect to do so following a Tax Event. The maturity value of each Debenture may exceed $1,000 in the event an Upward Interest Adjustment becomes payable on the Debentures. The issue price represents a yield to maturity of 0% per annum unless an Upward Interest Adjustment occurs. The Debentures issued only in denominations of $1,000 principal amount and multiples of $1,000 principal amount.

     You have the option, at any time on or prior to 5:00 p.m., New York City time, on April 29, 2021, unless previously redeemed or otherwise repurchased by Calpine, to convert your Debentures into shares of our common stock at a conversion rate of 13.2714 shares of common stock per $1,000 principal amount of the Debentures. This is equivalent to an initial conversion price of $75.35 per share of common stock based on the price to investors of the Debentures. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of common stock. You will not receive any cash payment for any accrued interest to the conversion date. To calculate earnings per share following this offering, we will be using the as-converted method to account for the potential dilutive effect of the Debentures.

     Each holder agreed in the Indenture, for U.S. federal income tax purposes, to treat the Debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 9.44% per annum, which is the rate comparable to the rate at which the Issuer would borrow on a noncontingent, nonconvertible borrowing. Based on the agreement, (i) each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the Debentures are outstanding, and (ii) a holder will recognize ordinary income upon a conversion of a Debenture into our common stock equal to the excess, if any, between the value of the common stock received on the conversion and the sum of the original purchase price of the holder's Debenture and accrued but unpaid interest. However, the proper application of the regulations that govern contingent payment debt instruments to a holder of a Debenture is uncertain in a number of respects, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its Debenture. In addition, if the Internal Revenue Service successfully asserts that the Debentures are not debt, Non-U.S. Holders would generally be subject to a 30% Unites States federal withholding tax on payments of contingent interest made in respect of the Debentures. See "Certain United States Federal Income Tax Consequences."

     HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR'S PARTICULAR TAX SITUATION.

INTEREST ADJUSTMENT

     An Upward Interest Adjustment (equivalent to 7.25% per annum) may be made on April 30, 2004, 2006, 2008, 2011 or 2016. An Upward Interest Adjustment will be made on each Upward Interest Adjustment Date if the Trading Price of the Debentures is less than 98% of the Accreted Value as of such Upward Interest Adjustment Date for 20 out of the last 30 NYSE trading days ending 90 days prior to such Upward Interest Adjustment Date. If an Upward Interest Adjustment is in effect for a particular semi-annual period, we will pay a portion of the Upward Interest Adjustment as cash interest at a rate of 0.25% per annum (0.125% per semi-annual period) of the Accreted Value as of the beginning of the applicable semi-annual period and the remaining interest (7.0% per annum) will be accrued and payable at the earlier of maturity or the redemption or the repurchase of the Debentures. We will pay cash interest on each April 30 and October 30 for which an Upward Interest Adjustment is in effect, to the holders of record on the preceding April 15 and October 15, respectively. Interest will be determined on the basis of a 360-day year, consisting of twelve 30-day months.

     If an Upward Interest Adjustment is in effect during a semi-annual period (other than a semi-annual period immediately preceding an Upward Interest Adjustment Date) and the Trading Price of the Debentures is greater than or equal to 98% of the Accreted Value as of the next following interest payment date for 20 out of the last 30 NYSE trading days ending on such interest payment date, the Upward Interest Adjustment will be subject to a Downward Interest Adjustment on such interest payment date, such that from and including such date the Debentures will cease to accrue interest unless and until there is a subsequent Upward Interest Adjustment. If an Upward Interest Adjustment is in effect during a semi-annual period immediately preceding an Upward Interest Adjustment Date, a Downward Interest Adjustment will be made on the next Upward Interest Adjustment Date if the Trading Price of the Debentures is greater than or equal to 98% of the Accreted Value as of such Upward Interest Adjustment Date for 20 out of the last 30 NYSE trading days ending 90 days prior to such Upward Interest Adjustment Date. If a Downward Interest Adjustment is made, no Upward Interest Adjustment may be made until the next Upward Interest Adjustment Date.

     The "Trading Price" of the Debentures on any date of determination means the average of the secondary market bid quotations per Debenture obtained by the bid solicitation agent for $10,000,000 principal amount at maturity of the Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids are not obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid is obtained by the bid solicitation agent, this one bid shall be used. If the bid solicitation agent cannot obtain at least one bid for $10,000,000 principal amount at maturity of the Debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Debentures, then the Trading Price of the Debentures will equal (a) the then-applicable conversion rate of the Debentures multiplied by (b) the closing price on the NYSE of our common stock on such determination date.

     The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the Debentures.

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

     In the event of any Upward Interest Adjustment, we will disseminate a press release not later than three business days prior to the relevant Upward Interest Adjustment Date through Dow Jones & Company, Inc. or Bloomberg Business News containing this information and publish the information on our Website on the World Wide Web or through such other public medium as we may use at that time.

TAX EVENT

     We have the option, under limited circumstances, to elect to pay cash interest at a rate of 7.25% per annum on the Debentures from and after the date a Tax Event occurs instead of accruing interest pursuant to an Upward Interest Adjustment. Such cash interest would only be payable during periods in which an Upward Interest Adjustment is in effect. If we make such an election, the principal amount on which we pay interest will be restated and will be equal to the issue price plus accrued and unpaid interest payable pursuant to an Upward Interest Adjustment to the date on which we exercise our option to commence paying cash interest. The Restated Principal Amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year, consisting of twelve 30-day months. Interest will accrue from the date we exercise our option to declare the occurrence of a Tax Event and will be payable semi-annually in arrears on each April 30 and October 30 to the holders of record on the preceding April 15 and October 15, respectively.

     The term "Tax Event" means the receipt by us of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that as a result of:

     - any amendment to or change (including any announced prospective change (which will not include a proposed change), provided that a Tax Event will not occur more than 90 days before the effective date of any prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority of the United States or any political subdivision; or

     - any judicial decision or official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action"); or

     - any amendment to or change in the administrative position or interpretation of any Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental agency or regulatory body, irrespective of the manner in which such amendment or change is made known, which amendment or change is effective or such Administrative Action or decision is announced, in each case, on or after the date of original issuance of the Debenture;

there is more than an insubstantial risk that interest, including original issue discount, payable on the Debentures either:

     (1) would not be deductible on a current accrual basis; or

     (2) would not be deductible under any other method, in whole or in part, by us for United States federal income tax purposes.

INTEREST

     We will not pay cash interest on the Debentures unless there is an Upward Interest Adjustment in effect or if we elect to do so following a Tax Event. Interest will be based on a 360-day year, consisting of twelve 30-day months, and will be payable semi-annually in arrears on each April 30 and October 30. Cash interest as a result of an Upward Interest Adjustment will be paid at the rate of 0.25% per annum (0.125% per semi-annual period). Cash interest following a Tax Event and our election to pay the interest in cash will be paid at a rate of 7.25% per annum on the Debentures during any period in which an Upward Interest Adjustment is in effect. The record date for the payment of cash interest to holders will be April 15 and October 15 of each year. We will give notice to the holders of the Debentures, no later than 30 days prior to each record date, of the amount of cash interest to be paid as of the next interest payment date. We will pay interest on the Debentures by check mailed to the address of the registered holders of the Debentures as of the record date relating to each interest payment date.

     You should be aware that interest, including any adjustments occurring as a result of an Upward Interest Adjustment, accruing for the period you hold the Debentures must be included in your gross income for federal income tax purposes in accordance with the Treasury Regulations governing debt instruments providing for contingent payments. For more information, see the discussion below in the section captioned "Certain United States Federal Income Tax Consequences."

REDEMPTION RIGHTS

     We must repay the Debentures at their stated maturity on April 30, 2021, unless earlier redeemed. The circumstances in which we may, or we are required to, redeem the Debentures prior to their stated maturity are described below.

     We have the right to redeem the Debentures in whole or in part, at any time or from time to time, on or after April 30, 2004 upon not less than 30 nor more than 60 days' notice by mail to holders of the Debentures for a cash price equal to the issue price plus any accrued and unpaid interest to the redemption date.

     If we decide to redeem fewer than all of the outstanding Debentures, the Trustee will select the Debentures to be redeemed by such method as the Trustee considers fair and appropriate and which may provide for the selection for redemption of portions of the Debentures.

     If we have previously exercised our option to pay cash interest instead of accruing interest on the Debentures following a Tax Event, the redemption price will be equal to the Restated Principal Amount plus any accrued and unpaid cash interest through the redemption date. See "-- Tax Event."

     If the Trustee selects a portion of your Debentures for partial redemption and you convert a portion of the same Debentures, the converted portion will be deemed to be the portion selected for redemption. Each Debenture selected for redemption will be redeemed in whole.

     In the event of any redemption in part, we will not be required to:

     - issue, register the transfer of or exchange any Debenture during a period beginning at the opening of business 15 days prior to the mailing of the relevant notice of redemption and ending at the close of business on the day of mailing of the notice, or

     - register the transfer of or exchange any Debenture so selected for redemption, in whole or in part, except the unredeemed portion of any Debenture being redeemed in part.

CONVERSION RIGHTS

     You may surrender your Debentures for conversion into common stock at any time prior to 5:00 p.m., New York City time, on April 29, 2021. You may convert each Debenture, pursuant to the initial conversion ratio, into 13.2714 shares of our common stock (equivalent to an initial conversion price of $75.35 per share of common stock). The conversion ratio and the equivalent conversion price in effect at any given time are referred to in this prospectus as the applicable conversion ratio and the applicable conversion price, respectively, and will be subject to adjustment as described below. If a Debenture has been called for redemption, you will be entitled to convert the Debenture from the date of notice of the redemption until the close of business on the business day immediately preceding the date of redemption. You may convert

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

fewer than all of your Debentures so long as the Debentures converted are a multiple of $1,000 principal amount.

     Upon conversion of any Debentures you will not receive any cash payment representing accrued interest with respect to the converted Debentures. Instead, upon conversion we will deliver to you a fixed number of shares of common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of our common stock on the NYSE trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the Debentures, including accrued interest. Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion ratio to account for the accrued interest.

     If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the Debentures are in certificated form, with the certificated security, to the conversion agent who will, on your behalf, convert the Debentures into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent.

     Based upon our treatment of the Debentures for U.S. federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a Debenture into our common stock equal to the excess, if any, between the value of the stock received on the conversion and the sum of the original purchase price of the holder's Debenture and accrued but unpaid interest. For a more detailed discussion, see "Certain United States Federal Income Tax Consequences."

     The conversion rate will be subject to adjustment upon the following events:

     - the payment of dividends and other distributions payable exclusively in our common stock on our common stock;

     - the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock at less than the current market price; provided that no adjustment will be made if holders of the Debentures may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate or in some other cases;

     - subdivisions or combinations of our common stock;

     - the payment of dividends and other distributions to all holders of our common stock, consisting of evidences of our indebtedness, securities or capital stock, cash or assets, except for those rights or warrants referred to in the second bullet point above and dividend and other distributions paid exclusively in cash; provided that no adjustment will be made if all holders of the Debentures may participate in the transactions;

     - the payment to holders of our common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or any of our subsidiaries for our common stock to the extent that the offer involves aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the expiration date of the tender offer; and

     - the distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare the distribution.

     The applicable conversion price will not be adjusted:

     - upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of Calpine and the investment of additional optional amounts in shares of our common stock under any plan,

     - upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of Calpine,

     - upon the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the Debentures were first issued, or

     - upon the issuance of any rights, any distribution of separate certificates representing the rights, any exercise or redemption of any rights or any termination or invalidation of the rights, pursuant to our stockholders rights plan.

     We may increase the conversion rate for at least 20 days, so long as the increase is irrevocable during that 20-day period. No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Except as specifically described above, the applicable conversion price will not be subject to adjustment in the case of the issuance of any of our common stock, or securities convertible into or exchangeable for our common stock.

     If you submit your Debenture for conversion after we have elected to exercise our option to pay cash interest instead of accruing interest following a Tax Event or if we are required to make a cash payment pursuant to an Upward Interest Adjustment, after a record date and prior to the opening of business on the next interest payment date (except for Debentures or portions of Debentures called for redemption on a redemption date on a date in such period), you must pay funds equal to the interest payable on the converted principal amount.

REPURCHASE RIGHT

     You have the right to require us to repurchase your Debentures on April 30, 2002, 2004, 2006, 2008, 2011 and 2016. We will be required to repurchase any outstanding Debentures for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business on the last business day prior to such repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related Debentures. Our repurchase obligation will be subject to some additional conditions. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in "Risk Factors" under the caption "We May Be Unable to Repay the Debentures When Due or Repurchase the Debentures When We Are Required to Do So."

     The repurchase price payable will be equal to the issue price plus any accrued and unpaid interest to such repurchase date.

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

     We may choose, in our sole discretion, to pay the repurchase price in cash or shares of our common stock, or a combination of cash and shares of our common stock except on April 30, 2016 when we may only pay the repurchase price in cash. For a discussion of the tax treatment of a holder receiving cash, shares of our common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences."

     If we have previously exercised our option to pay cash interest instead of accruing interest on the Debentures following a Tax Event, the repurchase price will be the Restated Principal Amount plus any accrued and unpaid cash interest through the repurchase date. See "-- Tax Event."

     If we choose to pay the repurchase price, in whole or in part, in shares of our common stock or a combination of cash and shares of our common stock, we will be required to give notice on a date not less than 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law (i.e. if no notice is given, we will pay the repurchase price with cash), stating among other things:

     - whether we will pay the repurchase price of the Debentures in cash, in shares of our common stock, or any combination thereof, and specifying the percentages of each;

     - if we elect to pay with common stock, the method of calculating the price of the common stock; and

     - the procedures that holders must follow to require us to repurchase their Debentures.

     If we pay with shares of our common stock, they will be valued at 100% of the market price for our common stock.

     The "market price" means the average of the sale prices of our common stock on the NYSE for the five NYSE trading day period ending on the third business day prior to the applicable repurchase date (if the third business day prior to the applicable repurchase date is a NYSE trading day, or if not, then on the last NYSE trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the NYSE trading days during the five NYSE trading day period and ending on the repurchase date, of some events that would result in an adjustment of the conversion rate with respect to our common stock.

     The "sale price" of our common stock on any date means the closing per share sale price on the NYSE (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported on the NYSE.

     Your notice electing to require us to repurchase your Debentures must state:

     - if certificated Debentures have been issued, the Debentures certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

     - the portion of the principal amount of Debentures to be repurchased, in multiples of $1,000;

     - that the Debentures are to be repurchased by us pursuant to the applicable provisions of the Debentures; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in shares of common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in shares of common stock is not satisfied prior to the close of business on the last day prior to the repurchase date, as described below, whether the holder elects:

          (1) to withdraw the repurchase notice as to some or all of the Debentures to which it relates, or

          (2) to receive cash in respect of the entire repurchase price for all Debentures or portions of Debentures subject to the repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all Debentures subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of shares of common stock, see "Certain United States Federal Income Tax Consequences."

     You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the last day prior to the repurchase date. The notice of withdrawal must state:

     - the principal amount of the withdrawn Debentures;

     - if certificated Debentures have been issued, the certificate numbers of the withdrawn Debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

     - the principal amount, if any, which remains subject to the repurchase notice.

     If we elect to pay the repurchase price, in whole or in part, in shares of common stock, the number of shares to be delivered by us will be equal to the portion of the repurchase price to be paid in common stock divided by the market price of one share of common stock as determined by us in our repurchase notice. We will pay cash based on the market price for all fractional shares.

     Because the market price of our common stock is determined prior to the applicable repurchase date, holders of Debentures bear the market risk with respect to the value of the common stock to be received from the date the market price is determined to the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or is otherwise publicly available (e.g., by dissemination on the World Wide Web or by other public means).

     Upon determination of the actual number of shares of common stock to be paid upon repurchase of the Debentures, we will disseminate a press release not later than three business days prior to the relevant interest payment date through Dow Jones & Company, Inc. or Bloomberg Business News containing this information and publish the information on our Website on the World Wide Web or through such other public medium as we may use at that time.

     A holder must either effect book-entry transfer or deliver the Debentures, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment on the later of the repurchase date or the time of book-entry transfer or the delivery of the Debentures. If the paying agent holds money or securities sufficient to pay the repurchase price of the Debentures on the business day following the repurchase date, then:

     - the Debentures will cease to be outstanding;

     - interest, including any interest payable pursuant to an Upward Interest Adjustment (including any cash interest) will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the Debentures is made or whether or not the Debentures are delivered to the paying agent.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may be applicable at the time. We will file Schedule TO or any other schedule required in connection with any offer by us to repurchase the Debentures at your option.

RANKING

     The Debentures constitute senior debt, rank equally with all of our existing and future senior unsecured debt, and rank senior to any future subordinated indebtedness.

     We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the Debentures. In addition, holders of the Debentures will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. As of June 30, 2001, our subsidiaries had approximately $1.8 billion of project finance debt, without giving effect to the anticipated use of proceeds, to which the Debentures would have been structurally subordinated.

CHANGE IN CONTROL

     If a Change in Control as defined below occurs, a holder of Debentures will have the right, at its option, to require us to repurchase all of its Debentures not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to the issue price plus any accrued and unpaid interest to such repurchase date, or, if we elected to pay cash interest on the Debentures following a Tax Event, the Restated Principal Amount plus any accrued and unpaid cash interest through the repurchase date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in registered shares of our common stock valued at 95% of the average of the closing prices of our common stock for the five NYSE trading days immediately preceding and including the third NYSE trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the Indenture.

     Within 30 days after the occurrence of a Change in Control, we are obligated to give to the holders of Debentures notice of the Change in Control and of the repurchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, a holder of Debentures must deliver on or before the 30th day after the date of our notice irrevocable written notice to the Trustee of the holder's exercise of its repurchase right, together with the Debentures with respect to which the right is being exercised. We are required to repurchase the Debentures on the date that is 45 days after the date of our notice.

     A Change in Control will be deemed to have occurred at the time after the Debentures are originally issued that any of the following occurs:

          (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of

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

     shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

          (2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

        - that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, or

        - pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, or

        - which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

     However, a Change in Control will not be deemed to have occurred if either
(A) the closing price per share of our common stock on the NYSE for any five NYSE trading days within the period of 10 consecutive NYSE trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive NYSE trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the Debentures in effect on each of those NYSE trading days or (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change in Control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the Debentures become convertible into such common stock.

     For purposes of these provisions:

     - the conversion price is equal to $1,000 divided by the conversion rate;

     - whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

     - "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of Debentures. We will comply with this rule to the extent it applies at that time.

     The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of Debentures to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

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

     The foregoing provisions would not necessarily provide the holders of Debentures with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

     If a Change in Control were to occur, we may not have enough funds to pay the Change in Control repurchase price. See "Risk Factors" under the caption "We May Be Unable to Repay the Debentures When Due or Repurchase the Debentures When We Are Required to Do So." In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting its holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specified dates. If we fail to repurchase the Debentures when required following a Change in Control, we will be in default under the Indenture.

MERGER AND SALES OF ASSETS BY CALPINE

     We may not consolidate with or merge with or into any other person or sell, assign, convey, transfer, or lease or otherwise dispose of all or substantially all of our properties and assets as an entirety to any person unless:

     - we shall be the surviving corporation;

     - the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so sold, assigned, conveyed, transferred, leased or otherwise disposed of, shall be a corporation, organized and existing under the laws of the United States, any State within the United States or the District of Columbia and shall expressly assume, in a form reasonably satisfactory to the Trustee, all of our obligations under the Indenture and the Debentures; and

     - immediately after giving effect to the transaction, no event of default with respect to the Debentures will have occurred and be continuing.

EVENTS OF DEFAULT

     The following are events of default with respect to the Debentures (each, an "Event of Default"):

     - default for 30 days in payment of any interest installment due and payable on the Debentures (after any Upward Interest Adjustment or any election by us to pay cash interest on the Debentures following a Tax Event);

     - default in payment of principal of the Debentures (or, if we have elected to pay cash interest on the Debentures following a Tax Event, the Restated Principal Amount) and accrued interest (including any interest payable pursuant to an Upward Interest Adjustment) at maturity, upon redemption, repurchase or following a change in control, when the same becomes due and payable;

     - material default in our performance of any other covenants or agreements in the Debentures or the Indenture which default continues for 30 days after the date on which written notice of such default is given to us by the Trustee or to us and Trustee by the holders of at least 25% in principal amount of the then outstanding Debentures;

     - default by us under any instrument or instruments under which there is or may be secured or evidenced any of our indebtedness (other than the Debentures) having an outstanding principal amount of $50,000,000 (or its equivalent in any other currency or currencies) or more, individually or in the aggregate, that has caused the holders thereof to declare such indebtedness to be due and payable prior to its stated maturity, unless such declaration has been rescinded within 30 days;

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

     - default in the payment of the principal of any bond, debenture, note or other evidence of our indebtedness, in each case for money borrowed, or in the payment of principal under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours for money borrowed, which default for payment of principal is individually or in an aggregate principal amount exceeding $50,000,000 (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 days after the expiration of any grace period or extension of the time for payment applicable thereto; and

     - certain events of bankruptcy, insolvency and reorganization.

     The Indenture requires that we file annually with the Trustee a certificate describing any default by us in the performance of any conditions or covenants that has occurred under the Indenture and its status. We must give the Trustee, within 30 days after the occurrence thereof, written notice of any event which with the giving of notice or lapse of time or both would become an Event of Default described in the fourth, fifth and sixth bullet points above.

     The Indenture provides that if an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency and reorganization) occurs and is continuing with respect to the Debentures, either the Trustee or the registered holders of at least 25% in aggregate principal amount of the Debentures, may declare the issue price plus accrued and unpaid interest on the Debentures to be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs, the issue price plus accrued and unpaid interest on the Debentures will become immediately due and payable without any action on the part of the Trustee or any holder. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, if all Events of Default with respect to the Debentures have been cured or waived (other than the nonpayment of the issue price or accrued and unpaid interest on the Debentures which has become due solely by reason of the declaration of acceleration), then the declaration of acceleration shall be automatically annulled and rescinded.

     A holder of Debentures may pursue any remedy under the Indenture only if:

     - the holder gives the Trustee written notice of a continuing Event of Default for the Debentures;

     - the holders of at least 25% in principal amount of the outstanding Debentures make a written request to the Trustee to pursue the remedy;

     - the holder offers to the Trustee security and indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

     - the Trustee fails to act for a period of 60 days after receipt of notice, request and offer of security or indemnity; and

     - during that 60-day period, the holders of a majority in principal amount of the Debentures do not give the Trustee a direction inconsistent with the request.

     This provision does not, however, affect the right of a holder of Debentures to sue for enforcement of payment of the principal of or interest, including Liquidated Damages (as defined below) on the holder's Debenture on or after the respective due dates expressed or provided for in its Debenture or the holder's right to convert its Debenture in accordance with the Indenture.

     The Trustee is entitled under the Indenture, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the Indenture at the direction of the registered holders of the

Debentures or which requires the Trustee to expend or risk its own funds or otherwise incur any financial liability. The Indenture also provides that the registered holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debentures. The Trustee, however, may refuse to follow any such direction that the Trustee determines is unduly prejudicial to the rights of other registered holders of the Debentures, or would involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by it that is not inconsistent with such direction.

     The Indenture provides that while the Trustee generally must mail notice of a default or Event of Default to the registered holders of the debt securities of any series issued under the Indenture within 90 days of the Trustee's actual knowledge of the occurrence, the Trustee may withhold notice of any default or Event of Default (except in payment on the debt securities) if the Trustee in good faith determines that the withholding of such notice is in the interest of the registered holders of that series of debt securities.

MODIFICATION AND WAIVER

     We may amend or supplement the Indenture if the holders of a majority in principal amount of the Debentures consent to it. Without the consent of the holder of each Debenture affected, however, no modification may:

     - reduce the amount of Debentures whose holders must consent to an amendment, supplement or waiver;

     - reduce the rate of interest or change the time for payment of interest on the Debentures;

     - make any change in the method of determining whether an Upward Interest Adjustment shall be made for a semi-annual period;

     - reduce the issue price of the Debentures or change its stated maturity;

     - make any change in any redemption or repurchase right to the detriment of such holder;

     - make payments on the Debentures payable in currency or consideration other than as originally stated in the Debentures;

     - impair the holder's right to receive payment of principal and interest on the Debentures or to institute suit for the enforcement of any payment on the Debentures;

     - make any change in the percentage of principal amount of Debentures necessary to waive compliance with some provisions of the Indenture or to make any change in this provision for modification; or

     - waive a continuing default or Event of Default regarding any payment on the Debentures.

     We may amend or supplement the Indenture or waive any provision of it without the consent of any holders of Debentures in some circumstances, including:

     - to cure any ambiguity, omission, defect or inconsistency;

     - to provide for the assumption of our obligations under the Indenture by a successor upon any merger, consolidation or asset transfer permitted under the Indenture;

     - to provide for uncertificated Debentures in addition to or in place of certificated Debentures or to provide for bearer Debentures;

     - to provide any security for or guarantees of the Debentures;

     - to comply with any requirement to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939;

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

     - to add covenants that would benefit the holders of Debentures or to surrender any rights we have under the Indenture; or

     - to make any change that does not adversely affect the rights of any holder of the Debentures, including, without limitation, changing any payment record dates as necessary to conform to the then current market practice.

     The holders of a majority in principal amount of the outstanding Debentures may waive any existing or past default or Event of Default. Those holders may not, however, waive any default or Event of Default in any payment of principal or interest on any Debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

CALCULATIONS IN RESPECT OF DEBENTURES

     We will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determinations of the market prices of the Debentures and of our common stock, accrued interest payable on the Debentures, the Accreted Value of the Debentures, the Restated Principal Amount of the Debentures and the Accreted Conversion Price of the Debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of Debentures. We will provide a schedule of our calculations to the Trustee, and the Trustee is entitled to rely upon the accuracy of our calculations without independent verification. The Trustee will forward our calculations to any holder of Debentures upon the request of that holder.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of us, the claim of a holder of Debentures is, under Title 11 of the United States Code, limited to the issue price of the Debentures plus accrued interest from the date of issue to the commencement of the proceeding.

GOVERNING LAW

     The Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York.

TRUSTEE

     Wilmington Trust Company will initially act as Trustee and paying agent for the Debentures. Wilmington Trust Company currently acts as trustee under:

     - an indenture with Calpine and Calpine's subsidiary, Calpine Capital Trust III, dated as of August 9, 2000,

     - an indenture with Calpine dated as of August 10, 2000, and

     - an indenture with Calpine's subsidiary, Calpine Canada Energy Finance ULC, pursuant to which Calpine has guaranteed Senior Notes issued by such subsidiary.

     A number of Calpine's series of debt securities are presently outstanding under certain of the above indentures. We may have in the future other relationships with Wilmington Trust Company.

     If an Event of Default occurs and is continuing, the Trustee will be required to use the degree of care and skill of a prudent man under the circumstances in the conduct of his own affairs. The Trustee will become obligated to exercise any of its powers under the Indenture at the request of any of the holders of any Debentures only after those holders have offered the Trustee indemnity reasonably satisfactory to it.

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

     If the Trustee becomes one of our creditors, it will be subject to limitations in the Indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The Trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     We issued the Debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the Debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debentures are exchangeable for other Debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the Indenture. Holders may present Debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We have appointed the Trustee as security registrar for the Debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the Debentures.

     In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any Debentures either:

     - during a period beginning 15 days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, or

     - if the Debentures have been called for redemption, in whole or in part, except the unredeemed portion of any Debentures being redeemed in part.

PAYMENT AND PAYING AGENTS

     Payments on the Debentures will be made in U.S. dollars at the office of the Trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global Debentures, by wire transfer. We will make interest payments to the person in whose name the Debentures is registered at the close of business on the record date for the interest payment.

     The Trustee is designated as our paying agent for payments on Debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the Trustee and paying agent shall pay to us upon written request any money held by them for payments on the Debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the Trustee or paying agent with respect to that money will cease.

NOTICES

     Except as otherwise described in this prospectus, notice to registered holders of the Debentures will be given by mail to the holders at the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

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

REPLACEMENT OF DEBENTURES

     We will replace any Debentures that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the Trustee of the mutilated Debentures or evidence of the loss, theft or destruction satisfactory to us and the Trustee. In the case of lost, stolen or destroyed Debentures, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the Debentures before a replacement note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Debentures. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

BOOK-ENTRY SYSTEM

     The Debentures are represented by one or more Global Securities (each a "Global Security"). Each Global Security is deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under circumstances described below, the Debentures have been issued in definitive form.

     Upon the issuance of a Global Security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriter with the respective principal amounts of the Debentures represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by that Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debentures represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture. Principal and interest payments, if any, on Debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither our company, the Trustee, any paying agent nor the registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to, or payments made on account of beneficial interests in, a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue Debentures in definitive form in exchange for each entire Global Security. In addition, we may at any time and in our sole discretion determine not to have Debentures represented by Global Securities and, in such event, will issue Debentures in definitive form in exchange for each entire Global Security relating to the Debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debentures represented by the Global Security equal in principal amount to such owner's beneficial interest and to have the Debentures registered in its name. Debentures so issued in definitive form will be issued as registered Debentures in denominations of $1,000 and multiples thereof, unless otherwise specified by us.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the Initial Purchaser (the "Registration Rights Agreement"). In the Registration Rights Agreement we agreed, for the benefit of the holders of the Debentures and the shares of common stock issuable upon conversion of the Debentures (together, the "Registrable Securities") that we would, at our expense:

- file with the SEC, within 90 days after the date the Debentures were originally issued, a shelf registration statement covering resales of the Registrable Securities;

- use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the Debentures were originally issued, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

- use our best efforts to keep effective the shelf registration statement until two years after the date the Debentures were issued or, if earlier, until there are no outstanding Registrable Securities (the "Effectiveness Period").

The registration statement of which this prospectus is a part was filed by us in satisfaction of our obligation to do so pursuant to the Registration Rights Agreement on July 27, 2001, and was declared effective by the SEC on October 26, 2001.

     However, we may suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of Registrable Securities during prescribed periods of time for reasons relating to the acquisition or divestiture of assets, pending corporate developments, and similar events. We have provided to each holder of Registrable Securities for whom the registration statement was filed copies of this prospectus, have notified each such holder when the registration statement became effective and have taken certain other actions as are required to permit unrestricted public resales of the Registrable Securities.

     In the event that the shelf registration statement ceases to be effective or the holders of Registrable Securities are otherwise prevented or restricted by us from effecting sales pursuant thereto during the Effectiveness Period (an "Effective Failure") for:

- more than 45 days, whether or not consecutive, in any 90-day period; or

- 90 days, whether or not consecutive, during any 12-month period,

then, additional interest ("Liquidated Damages") will accrue on the Registrable Securities from the 46th day of the applicable 90-day period or the 91st day of the applicable 12-month period, as the case may be, but excluding the earlier of
(i) the date on which the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement or (ii) the date upon which the two year period commencing on the date the shelf registration statement is declared effective, expires.

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

     Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the applicable date of an Effective Failure. Liquidated Damages accrue either on the principal amount of the Debentures on the applicable date following an Effective Failure or based on the Accreted Conversion Price (as defined below) on the day following an Effective Failure (whether or not any Debentures remain outstanding after that date). "Accreted Conversion Price" shall mean, as of any date, the Accreted Value divided by the number of shares of our common stock issuable upon conversion of a Debenture on such date.

     The rate at which Liquidated Damages will accrue will be 0.50% of the principal amount of the Debentures (or the Accreted Conversion Price) from the 46th day of the applicable 90-day period or the 91st day of the applicable 12-month period.

     We have agreed in the Registration Rights Agreement to use our best efforts to cause the shares of common stock issuable upon conversion of the Debentures to be listed on the NYSE or other stock exchange or trading system on which our common stock primarily trades on or prior to the Effective Time of the shelf registration statement.

     This summary of certain provisions of the Registration Rights Agreement may not contain all the information important to you. You may request from us a copy of the Registration Rights Agreement.

CALCULATIONS IN RESPECT OF DEBENTURES

     We will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determinations of the market prices of the Debentures and of our common stock, accrued interest payable on the Debentures, the Accreted Value of the Debentures, the Restated Principal Amount of the Debentures and the Accreted Conversion Price of the Debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of Debentures. We will provide a schedule of our calculations to the Trustee, and the Trustee is entitled to rely upon the accuracy of our calculations without independent verification. The Trustee will forward our calculations to any holder of Debentures upon the request of that holder.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of us, the claim of a holder of Debentures is, under Title 11 of the United States Code, limited to the issue price of the Debentures plus accrued interest from the date of issue to the commencement of the proceeding.

GOVERNING LAW

     The Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York.

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

                          DESCRIPTION OF CAPITAL STOCK

     Calpine's authorized capital stock consists of 1,000,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of Calpine's amended and restated certificate of incorporation and bylaws, which have been incorporated by reference as exhibits to the Registration Statement of which this prospectus constitutes a part. The information provided below reflects the 2 for 1 split of our common stock that became effective on October 7, 1999, the 2 for 1 split of our common stock that became effective on June 8, 2000 and the 2 for 1 split of our common stock that became effective on November 14, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. See
"-- Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock to be outstanding upon the redemption or exchange of the exchangeable shares will be fully paid and non-assessable. Pursuant to a rights agreement entered into in June of 1997, our shares of common stock outstanding prior to the occurrence of events specified in the rights agreement have certain preferred share purchase rights, which are set forth in more detail in the rights agreement incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part." See "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law."

DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under certain of our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

PREFERRED STOCK

     As of October 26, 2001, there was one share of preferred stock outstanding (see the discussion of Calpine's special voting preferred stock, below). The board of directors has the authority, without further vote or action by our stockholders, to issue from time to time up to a total of 10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. The board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by our stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our
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stockholders an opportunity to realize a premium over the then prevailing market price of the common stock.

     Calpine's board of directors has authorized the issuance of up to 1,000,000 shares of Series A Participating Preferred Stock, par value $.001 per share, pursuant to a rights plan adopted by Calpine's board of directors on June 5, 1997, which Calpine amended on September 19, 2001. As of October 26, 2001, no shares of Calpine's participating preferred stock were outstanding. A description of the rights plan and the participating preferred stock is set forth under "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law," below.

     Upon consummation of the Encal business combination, a series of preferred stock of Calpine, consisting of one share, was designated as Special Voting Preferred Stock of Calpine, having a par value of $.001 per share, and a liquidation preference of $.001. Except as otherwise required by law or our certificate of incorporation, the one share of special voting preferred stock possesses a number of votes for the election of directors and on all other matters submitted to a vote of our stockholders equal to the number of outstanding Calpine common equivalent shares issued by our wholly-owned subsidiary, Calpine Canada Holdings Ltd., from time to time and not owned by us or any entity controlled by us. The holders of our common stock and the holder of our special voting preferred stock vote together as a single class on all matters on which holders of our common stock are eligible to vote. In the event of our liquidation, dissolution or winding-up, all outstanding Calpine common equivalent shares will automatically be exchanged for shares of our common stock, and the holder of the special voting preferred stock will not be entitled to receive any of our assets available for distribution to our stockholders. The holder of special voting preferred stock will not be entitled to receive dividends. The share of special voting preferred stock was issued to CIBC Mellon Trust Company, as trustee under a voting and exchange trust agreement among us, Calpine Canada Holdings Ltd. and the trustee. At such time as the one share of special voting preferred stock has no votes attached to it because there are no Calpine common equivalent shares outstanding not owned by us or an entity controlled by us, the one share of special voting preferred stock will be canceled.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS, RIGHTS PLAN AND DELAWARE LAW

  Certificate of Incorporation and Bylaws

     Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office. Further, the certificate of incorporation provides that any business combination (as defined therein) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation provides that a special meeting of stockholders may be called only by the chairman of Calpine's board of directors, or by the chairman or secretary upon the written request of a majority of the total number of directors Calpine would have if there were no vacancies on its board of directors. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

  Rights Plan

     On June 5, 1997, we adopted a stockholders' rights plan to strengthen our ability to protect our stockholders, which we amended on September 19, 2001. The rights plan is designed to protect against abusive or coercive takeover tactics that are not in the best interests of Calpine or its stockholders. To implement the rights plan, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directed the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a "unit," of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $140.00 per unit, subject to adjustment. The rights become exercisable and trade independently from our common stock upon the public announcement of the acquisition by a person or group of 15% or more of our common stock, or ten days after commencement of a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Each unit purchased upon exercise of the rights will be entitled to a dividend equal to any dividend declared per share of common stock and will have one vote, voting together with the common stock. In the event of our liquidation, each share of the participating preferred stock will be entitled to any payment made per share of common stock.

     If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right's exercise price a number of the acquiring company's shares of common stock having a market value of twice the right's exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right's exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right's exercise price.

     The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances.

  Delaware Anti-Takeover Statute

     We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines the term business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

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             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the Debentures and Calpine's common stock into which the Debentures may be converted. Unless otherwise stated, this summary deals only with Debentures or common stock held as capital assets by U.S. Holders. As used in this prospectus, "U.S. Holders" are any beneficial owners of the Debentures or common stock, that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. As used in this prospectus, "Non-U.S. Holders" are holders of the securities that are, for United States federal income tax purposes (1) nonresident alien individuals; (2) foreign corporations; or (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Debentures or common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Debentures or common stock that is a partnership and partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the Debentures or common stock, as the case may be. This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss Debentures or common stock held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to U.S. expatriates, persons who own, directly or indirectly, 10% or more of our voting power or persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the Debentures or common stock. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable to the Debentures or common stock.

     This summary applies only to the Initial Purchaser that purchases Debentures at their "issue price." The "issue price" of the Debentures will equal the first price at which a substantial amount of the Debentures is sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. No statutory, administrative or judicial authority directly addresses the treatment of the Debentures or instruments similar to the Debentures for United States federal income tax purposes. Therefore, there can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the conclusions described in this prospectus, and Calpine has not obtained, nor does Calpine intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring, holding or disposing of the Debentures or the common stock.

     You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property, and any other tax consequences of the purchase, ownership and disposition of the Debentures and the common stock.

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

CLASSIFICATION OF THE DEBENTURES

     Pursuant to the terms of the Indenture, we and each holder of the Debentures agreed, for United States federal income tax purposes, to treat the Debentures as indebtedness for United States federal income tax purposes subject to the regulations governing contingent payment debt instruments and to be bound by our application of those regulations to the Debentures, including our determination of the rate at which interest will be deemed to accrue on the Debentures for United States federal income tax purposes. The remainder of this discussion assumes that the Debentures will be treated in accordance with that agreement and our determinations. However, the proper United States federal income tax treatment of a holder of a Debenture is uncertain in various respects, and no assurance can be given that the IRS will not assert that the Debentures should be treated differently or that such an assertion would not prevail. Such treatment by the IRS and a court could affect the amount, timing and character of income, gain or loss in respect of an investment in Debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion and should have recognized capital gain upon a taxable disposition of its Debenture. In addition, if the IRS successfully asserts that the Debentures are not debt, Non-U.S. Holders would generally be subject to a 30% United States federal withholding tax on payments of contingent interest made in respect of the Debentures.

U.S. HOLDERS

  Accrual of Interest on the Debentures

     Under the rules governing contingent payment debt obligations, a United States person generally will be required to accrue interest income on the Debentures, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders would likely be required to include interest in taxable income in each year in excess of the stated yield to maturity of the Debentures and in excess of any contingent interest payments actually received in that year.

     A U.S. Holder must accrue an amount of ordinary income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Debentures that equals:

     - the product of (i) the adjusted issue price (as defined below) of the Debentures as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Debentures, adjusted for the length of the accrual period;

     - divided by the number of days in the accrual period; and

     - multiplied by the number of days during the accrual period that the U.S. Holder held the Debentures.

     The issue price of a Debenture is the first price at which a substantial amount of the Debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Debenture is its issue price at the beginning of the first accrual period, and for any accrual period after the first accrual period will be the sum of the issue price increased by any interest income previously accrued, determined without regard to any positive or negative adjustments to interest accruals described below and decreased by the projected amounts of any payments with respect to the Debentures.

     Under the rules governing contingent payment debt obligations, we are required to establish the "comparable yield" for the Debentures. We have determined that the comparable yield for the Debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the Debentures including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the Debentures. Accordingly, we have determined the comparable yield to be 9.44% per annum compounded semi-annually.

     We are required to provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the Debentures. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the Debentures includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. The comparable yield and schedule of projected payments is set forth in the Indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for it to Rick Barazza, Vice-President, Investor Relations, Calpine Corporation, 50 West San Fernando Street, San Jose, CA 95113.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY OTHER PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO U.S. HOLDERS OF THE DEBENTURES.

  Adjustments to Interest Accruals on the Debentures

     A U.S. Holder will be required to recognize additional interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of the Debentures for a taxable year. If a U.S. Holder incurs a net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of the Debentures for a taxable year, the net negative adjustment will (a) reduce the U.S. Holder's interest income on the Debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Debentures during the prior taxable years, reduced to the extent such interest was offset by prior negative adjustments.

     A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Internal Revenue Code.

  Sale, Exchange, Conversion or Redemption

     Generally, the sale, exchange or conversion of Debentures, or the redemption of Debentures for cash, will result in taxable gain or loss to a U.S. Holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the Debentures includes the receipt of stock upon conversion of Debentures into our common stock as a contingent payment with respect to the Debentures. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of Debentures, or upon the redemption of Debentures where we elect to pay in common stock, as a contingent payment under the contingent payment debt rules. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a sale or exchange, or such a redemption, or conversion will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any common stock received, in the conversion or redemption and (b) the U.S. Holder's adjusted tax basis in the Debentures. A U.S. Holder's adjusted tax basis in Debentures will generally be equal to the U.S. Holder's original purchase price for the Debentures, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any positive or negative adjustments to interest accruals described above), and decreased by the amount of any projected payments on the Debentures to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of Debentures will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Debentures are held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder's tax basis in our common stock received upon a conversion of Debentures or upon a holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

  Distributions on Common Stock

     If a U.S. Holder converts the Debentures into common stock, in general, distributions on the common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, will constitute dividends and will be includible in income by a holder and taxable as ordinary income when received or accrued, in accordance with that holder's method of accounting for United States federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain.

  Constructive Dividends

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the Debentures, the conversion rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the Debentures. For example, an increase in the exchange rate in the event of distribution of our evidence of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the Debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

  Sale or Exchange of Common Stock

     In general, a U.S. Holder will recognize capital gain or loss upon the sale or exchange of the common stock equal to the difference between the amount realized on such sale or exchange and such holder's adjusted tax basis in such shares. The deductibility of net capital losses by individuals and corporations is subject to limitations. Holders should consult their tax advisors regarding the treatment of capital gains and losses.

NON-U.S. HOLDERS

     The rules governing United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made in this prospectus to provide more than a summary of such rules. Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the Debentures and common stock, including any reporting requirements and, in particular, the proper application of the United States federal withholding tax rules.

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

  Payments Made With Respect to the Debentures

     Although the matter is not free from doubt, the 30% United States federal withholding tax will not apply to any payment to a Non-U.S. Holder of principal or interest (including amounts taken into income as interest under the accrual rules described above under "-- U.S. Holders" and amounts attributable to the common stock received upon a conversion of the Debentures) on Debentures, provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
(iii) the Non-U.S. Holder is not a bank which acquired the Debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (iv) the Debentures and our common stock are actively traded within the meaning of Section 871(h)(4)(c)(v)(I) of the Internal Revenue Code and the Non-U.S. Holder's holdings are deemed not to be a United States real property interest within the meaning of Section 897(c)(1) of the Internal Revenue Code (as described below under "-- Foreign Investment in Real Property Tax Act"); and (v) either (A) the beneficial owner of Debentures certifies to us or our paying agent on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information or (B) the beneficial owner holds its Debentures through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

     If the Non-U.S. Holder cannot satisfy the requirements described above, payments of interest (including amounts taken into income under the accrual rules described above under "-- U.S. Holders" and amounts attributable to the common stock received upon a conversion of the Debentures) will be subject to the 30% United States federal withholding tax unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Debentures is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In addition, if the Debentures are not actively traded, within the meaning of Section 871(h)(4)(C)(v)(I) of the Internal Revenue Code, any cash interest attributable to an Upward Interest Adjustment will be subject to a 30% United States federal withholding tax, unless the Non-U.S. Holder can satisfy condition (1) or (2) described in the preceding sentence.

     If a Non-U.S. Holder of the Debentures is engaged in a trade or business in the United States, and if interest on the Debentures is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the Debentures in the same manner as if it were a U.S. Holder. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

  Sale or Exchange of Debentures or Common Stock

     Subject to the discussion below regarding "Foreign Investment in Real Property Tax Act," a Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange, or other disposition (other than a conversion) of Debentures or common stock, unless: (1) the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; (3) such Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or (4) in the case of an amount which is attributable to original issue discount, the Non-U.S. Holder does not meet the conditions for exemption from United States federal withholding tax described above.

     U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the Debentures or common stock should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

  Distributions on Common Stock

     A Non-U.S. Holder of our common stock will generally be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to our common stock that are treated as dividends paid (and on dividends deemed paid on the Debentures or common stock, as described above under "U.S.
Holders -- Constructive Dividends"). Except to the extent that an applicable tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, and a corporate Non-U.S. Holder may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty.

FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT

     Under the Foreign Investment in Real Property Tax Act, any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." We believe that we are likely to be classified as a "United States real property holding corporation" and we can give no assurance that we will not continue to be classified as a United States real property holding corporation. However, so long as our stock is regularly traded on an established securities market, an exemption should apply to the Debentures and the common stock except
(i) in the case of Debentures, if the Debentures are or become regularly traded, with respect to a Non-U.S. Holder that owns more than 5% of the Debentures, and
(ii) otherwise, and in the case of the common stock, with respect to a Non-U.S. Holder whose beneficial and/or constructive ownership of common stock exceeds 5% of the total fair market value of the common stock.

     Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A Non-U.S. Holder who sells or otherwise disposes of common stock may be required to inform its transferee whether such common stock constitutes a United States real property interest.

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BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. Holders

     Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the Debentures or shares of common stock may be subject to information reporting and U.S. federal backup withholding tax (currently 30.5%) if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

  Non-U.S. Holders

     A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount, on the Debentures. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

TAX EVENT

     The modification of the terms of the Debentures by us upon a Tax Event could possibly alter the timing of income recognition by the holders with respect to the payments of interest due after the option exercise date.

THE PROPER TAX TREATMENT OF A HOLDER OF DEBENTURES IS HIGHLY UNCERTAIN IN A NUMBER OF RESPECTS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDER'S PARTICULAR TAX SITUATION.

                                 LEGAL MATTERS

     The validity of the Debentures and any common stock issuable upon conversion of the Debenture offered hereby will be passed upon for us by Covington & Burling, New York, New York. Hillary Prescott is a member of the Board of Directors of three wholly-owned subsidiaries of Calpine and is also a partner in the law firm of Covington & Burling.

                              INDEPENDENT AUDITORS

     Calpine's audited financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The report of Ernst and Young LLP, independent public accountants, with respect to the audited financial statements of Encal Energy Ltd., which is incorporated in this prospectus by reference to Calpine's Current Report on Form 8-K, filed on September 10, 2001, is included herein in reliance upon the authority of said firm as experts in giving said report.

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